Exhibit 99.1

BALLARD™

2025

Notice of Annual Meeting and Management Proxy Circular

Here for life™

ballard.com

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING	3
LETTER FROM OUR BOARD CHAIR	4
EXECUTIVE SUMMARY	5
SECTION 1: VOTING INFORMATION	7
SECTION 2: BUSINESS OF THE MEETING	10
SECTION 3: ELECTION OF DIRECTORS	12
SECTION 4: CORPORATE GOVERNANCE	22
SECTION 5: EXECUTIVE COMPENSATION	28
SECTION 6: EQUITY-BASED COMPENSATION PLANS	56
SECTION 7: ADDITIONAL ITEMS	58
APPENDIX “A”: DEFINED TERMS	60
APPENDIX “B”: BOARD MANDATE	61
APPENDIX “C”: DESCRIPTION OF OPTION PLAN	64
APPENDIX “D”: DESCRIPTION OF SHARE DISTRIBUTION PLAN	67

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management’s discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2025 Annual Meeting (the “Meeting”) will be held on Wednesday, June 4, 2025, at 1:00 p.m. (Pacific Daylight Time). As last year, this year’s Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/ BLDP2025.

The Meeting will be held for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2024, and the report of our auditors thereon;
2.	To elect our directors for the ensuing year;
3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;
4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting Ballard’s approach to executive compensation; and
5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting are included with this Notice. To participate in the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/BLDP2025 and log-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. (Pacific Daylight Time) on Wednesday, June 4, 2025. Online check-in will begin 15 minutes prior, at 12:45 p.m. (PDT). You should allow ample time for online check-in procedures. The webcast Meeting allows you to attend the Meeting live, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. For any technical difficulties experienced during the check-in process or during the Meeting, please call the number located on the virtual meeting page. Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at .www.virtualshareholdermeeting.com/BLDP2025. They will not be able to submit questions or vote.

DATED at Burnaby, British Columbia, Canada, April 7, 2025.

BY ORDER OF THE BOARD

“Kerry Hillier"

Kerry Hillier
Corporate Secretary

LETTER FROM OUR BOARD CHAIR

Fellow Shareholders:

2024 was a challenging year for the hydrogen and fuel cell industry, including Ballard. Amidst continued policy uncertainty, there was widespread recognition of a significant delay in the commercial adoption of clean hydrogen and PEM fuel cells. Valuations across most of the industry experienced substantial declines.

Your Board worked closely with management throughout 2024 to navigate these challenges. We delved into the changing industry context and uncertain market outlook. We initiated a comprehensive review of our strategy and strategic alternatives. We reassessed all elements of our business model and growth plan.

Responding to these challenges, we determined to scale back our investments to better align with delayed market adoption, including a necessary restructuring that was handled with dignity, respect, and fairness.

We also conducted a strategic review of our China business, including our investment in the Weichai-Ballard JV. Following this review, we have decided not to make any additional significant investments in China.

This important work continues in 2025.

Despite these challenges, we remain excited about the prospects for the hydrogen sector, recognizing that meaningful progress will take time. We continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing heavy-duty transportation.

We intend to prudently pace our investments to ensure we survive an industry rationalization while also positioning Ballard to remain a technology and market leader when market adoption occurs, while acknowledging the timeline for the tipping point is uncertain. Unlike many industry participants, we have no mid-term financing requirements.

On behalf of the Board, we extend sincere gratitude to our dedicated employees. Notwithstanding profound challenges in 2024, our team made important progress, including milestone customer orders, record engine shipments, and high value product development.

We were also pleased that Jacqui Dedo joined our Board in 2024. Her relevant experience and complementary perspective have been invaluable to our discussions and decision-making.

Finally, I want to acknowledge that it hasn’t been easy being a Ballard shareholder in recent years, including in 2024. We sincerely appreciate your continued confidence and support. We believe we are on the right path to both survive near-term challenges and thrive with long-term opportunities.

Respectfully,

“James Roche”

JAMES ROCHE

Board Chair

EXECUTIVE SUMMARY

SUMMARY OF THE MEETING

The highlights of the Meeting are outlined below. Please take the time to read the full document prior to voting your Shares.

MATTERS TO BE VOTED ON

Item	Board’s Recommendation	For more information
Election of Directors	FOR	See below, page 10 and 12
Appointment of Auditors	FOR	See page 10
Advisory vote to approve Named Executive Officer compensation	FOR	See page 11

ELECTION OF DIRECTORS

Shareholders will be asked to vote on our director nominees below. See Section 2: Business of the Meeting on page 10. Each of our director nominees has executive leadership experience and experience developing and implementing corporate strategy, and further contributes their expertise in the areas listed. For more information concerning our nominees, see Section 3: Election of Directors on page 12.

Director Nominee	Director Since	Age	Committees	2023 Meeting Attendance	Other Public Boards	Expertise
Kathy Bayless	2021	68	Audit (Chair)[1] SGC	100%	2	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Global markets
Michael Chen	2024	41	n/a	100%	-	• Technology • Hydrogen economy • Transportation and mobility • Global markets
Jacqueline Dedo	2024	63	PCC Commercial	100%[2]	3	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Technology • Transportation and mobility • Global markets
Douglas P. Hayhurst	2012	78	Audit (Chair)[1] PCC	100%	-	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Hydrogen economy • Global markets
Randy MacEwen	2014	56	n/a	100%	1	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Hydrogen economy • Global markets

Director Nominee	Director Since	Age	Committees	2023 Meeting Attendance	Other Public Boards	Expertise
Hubertus M.Muehlhaeuser	2021	55	Commercial PCC (Chair)	100%	1	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Transportation and mobility • Global markets
Marty Neese	2015	62	Commercial (Chair) SGC	100%	-	• Technology • Hydrogen economy • Global markets
James Roche	2015	62	Audit Commercial PCC SGC	100%	1	• Financial literacy • Corporate governance • Technology • Global markets • Sales/marketing
Yingbo Wang	2024	40	n/a	86%	-	• Technology • Hydrogen economy • Transportation and mobility • Sales/marketing
Janet Woodruff	2017	68	Audit SGC (Chair)	100%	2	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Global markets

Audit = Audit Committee | Commercial = Commercial Committee | PCC = People & Compensation Committee | SGC = Sustainability & Governance Committee

1 Mr. Hayhurst stepped down as Chair of the Audit Committee on March 12, 2024, and Ms. Bayless was appointed Chair on the same date.

2 Ms. Dedo was appointed to the Board as of March 27, 2024, appointed to committees on June 5, 2024, and attended all meetings from those dates.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. See Section 2: Business of the Meeting on page 10.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may take part in our advisory vote on executive compensation to have a say in the compensation of our executive team. See more information in Section 2: Business of the Meeting on page 10.

SECTION 1: VOTING INFORMATION

DISTRIBUTION OF MEETING MATERIALS TO BENEFICIAL SHAREHOLDERS

Ballard has distributed copies of the notice-and-access notice and voting instruction form to the depositories and intermediaries for onward distribution to beneficial shareholders. Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting and Circular. The Annual Report containing our financial statements and related management’s discussion and analysis will be sent to those shareholders that have requested a copy. If you are a beneficial shareholder and Ballard or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with securities regulatory requirements from the intermediary holding on your behalf.

OBTAINING A PAPER COPY OF THE CIRCULAR AND FINANCIAL STATEMENTS

In lieu of mailing the Notice of Meeting, Circular and annual report containing our audited financial statements and management’s discussion and analysis for the year ended December 31, 2024, Ballard is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders by posting them on www.ballard.com and on Ballard's profile on SEDAR+ (www.sedarplus.ca). For more information regarding notice-and-access, you may call toll free at 1-844-916-0609 (English) or 1-844-973- 0593 (French), from Canada or the United States.

If you wish to obtain a paper copy of these documents, you may call toll free at 1-877-907-7643, from Canada or the United States and enter the 16-digit control number located on your form of proxy or voting instruction form.

If you do not have a control number, please call toll free at

•	1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or
•	1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

You must call to request a paper copy by May 21, 2025, in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Ballard will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Circular on SEDAR+ (www.sedarplus.ca).

If you have standing instructions to receive paper copies of these documents and would like to revoke them, please call the individual who services your account.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 4, 2025, at 1:00 p.m. (Pacific Daylight Time), or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Circular and the related materials are first being sent to registered shareholders is April 22, 2025.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or if you are unable to access the Meeting for any reason.

Vote Options

1.	VOTE BY INTERNET: To vote by Internet, visit www.proxyvote.com or scan the QR Code to access the website. You will need your 16-digit control number located on the form of proxy/voting instruction form. Vote cut-off is 5:00 p.m. (PDT) on Monday, June 2, 2025.
2.	VOTE BY MAIL: Return the completed, signed and dated form of proxy/voting instruction form by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.
3.	VOTE BY TELEPHONE: As an alternative, you may enter your vote instruction by telephone at 1-800-474-7493 (English) or 1-800- 474-7501 (French). You will need your 16-digit control number located on the form of proxy/voting instruction form.

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight- character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy by no later than 5:00 p.m. (PDT) on Monday, June 2, 2025, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in B.C.) prior to the reconvened meeting (the proxy cut-off). If you prefer, you may also complete and return your form of proxy to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed form of proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by proxy cut-off will ensure your vote is counted at the Meeting even if you later decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing Your Voting Instructions

If you change your mind about how you want to vote your Shares, you can revoke your proxy form or voting instruction form by voting again on the internet or by phone.

Registered shareholders can revoke their instructions by delivering a signed written notice executed by the registered shareholder or by his or her attorney authorized in writing or, where the registered shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

•	Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;
•	Ballard’s registered office at any time up to and including the last business day preceding the day of the Meeting; or
•	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial shareholders who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and submit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 7, 2025, we had 299,833,234 Shares issued and outstanding, each carrying the right to one vote. Every individual who is present as a registered shareholder or as a representative of one or more corporate registered shareholders, or who is holding a proxy on behalf of a registered shareholder who is not present at the Meeting, will have one vote for each Share recorded in the registered shareholder’s name in Ballard’s central securities register.

As of the Record Date, Weichai Power Co., Ltd. (“Weichai”) beneficially owns 46,131,712 Shares, representing 15.4% of all issued and outstanding Shares, each carrying the right to one vote. As of the Record Date, to the knowledge of our directors and executive officers, no other person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2025, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

SECTION 2: BUSINESS OF THE MEETING

REPORT OF MANAGEMENT AND CONSOLIDATED FINANCIAL STATEMENTS

The report of management and the audited consolidated financial statements for the year ended December 31, 2024, including management’s discussion and analysis, are contained in the Ballard 2024 annual report. All shareholders should have received the 2024 annual report electronically or by mail, or have received a notice-and-access notification.

If you did not receive a copy, you may view it online (www.ballard.com/investor-hub) or to obtain a paper copy, see “Obtaining a Paper Copy of the Circular and Financial Statements” on page 7, above.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect ten directors. All our nominees are currently members of the Board.

Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Under our majority voting policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Board. The SGC will consider the matter and make a recommendation to the Board. Absent extraordinary circumstances, the resignation will be accepted. Any director who tenders their resignation will not participate in the deliberations of either the SGC or the Board relating to the resignation. The Board will decide whether or not to accept the tendered resignation and within 90 days after the shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it. Our majority voting policy is included in our Corporate Governance Policies, which can be found on our website at www.ballard.com/investor-hub.

Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that she or he is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

As part of the collaboration with Weichai announced on November 13, 2018, Weichai has the right to nominate two directors to Ballard’s Board so long as Weichai holds at least 15% of Ballard’s outstanding Shares.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. We comply with the requirement to rotate our audit engagement partner every five years. A new audit engagement partner will be appointed in 2025.

The following table shows the total fees we incurred with KPMG LLP in 2024 and 2023:

Type of Audit Fees	2024 (CDN$)	2023 (CDN$)
Audit Fees	$1,054,428	$953,530
Audit-Related Fees	Nil	Nil
Tax Fees	$21,400	Nil
All Other Fees	$7,400	$6,475

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The People & Compensation Committee (“PCC”) monitors developments and trends of best practices relating to executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although Ballard’s Shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to Ballard. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has voluntarily implemented “say on pay” advisory votes since 2011.

The PCC recommended to the Board that shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of Ballard’s approach to executive compensation. The PCC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until Canadian securities regulatory authorities have set out the applicable regulatory requirements.

Accordingly, shareholders are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” Ballard’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Ballard’s Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Ballard’s Circular dated April 7, 2025.”

The Board believes that shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled “Executive Compensation – Compensation Discussion and Analysis” on page 33.

Approval of the above advisory resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the PCC. However, the Board and the PCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of Ballard’s executive compensation objectives, philosophy, principles, policies and programs.

SECTION 3: ELECTION OF DIRECTORS

SUMMARY OF DIRECTOR NOMINEES

There are ten directors proposed for election to the Board at the Meeting. The director nominees are:

Kathy Bayless	Hubertus M. Muehlhaeuser
Michael Chen	Marty Neese
Jacqueline Dedo	James Roche
Douglas P. Hayhurst	Yingbo Wang
Randy MacEwen	Janet Woodruff

Independence

Of the above director nominees, seven are independent in accordance with applicable Canadian and US corporate governance rules and guidelines. Mr. MacEwen is not independent, as he is also the Corporation’s President & Chief Executive Officer. While Mr. Chen and Mr. Wang are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules, and we have identified them as non-independent.

Director Demographics

The Board believes that its membership should be composed of highly qualified directors with diverse and complementary backgrounds, skills sets and experience and who demonstrate integrity and suitability for overseeing management. Our SGC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation by the SGC to the Board of individual nominee directors for election at our annual shareholders’ meeting. To this end, the SGC will, when identifying candidates to recommend for appointment or election to the Board:

•	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;
•	consider diversity criteria including gender, age, ethnicity and geographic background; and
•	in addition to its own search, as and when appropriate, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s requirements.

Number of Directors	Women Directors	Percentage of Women Directors	Target
10	3	30%	30%

Ballard’s director nominees represent a well-rounded diversity of skills, knowledge, experience and perspectives and all are seasoned leaders.

Board Competencies/Skills Matrix

The SGC defines director competency as skill, knowledge, education, experience or expertise that can be measured and contributes to director effectiveness. It is not necessary for directors to be expert in most or even many competencies. What is important is that the Board has the collective knowledge and experience to provide oversight and strategic advice to management. The SGC and the Board have determined that the following competencies are the most relevant for the Board at this time:

a)	Direct experience in leading a business as a CEO or other senior executive
b)	Strategy development experience
c)	Financial literacy
d)	M&A and capital markets experience
e)	Corporate governance experience and education
f)	People and compensation experience, including succession planning, talent management, leadership development and executive compensation
g)	Experience with technology, research and development, product development, and early-stage commercialization
h)	Knowledge and understanding of the hydrogen and fuel cell value chain and ecosystem
i)	Executive or board experience in the transportation mobility sector
j)	Executive or board experience operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments
k)	Sales/Marketing experience

Annually, each director completes a self-assessment of their knowledge, skills and experience for each of the relevant competencies. This information is used to assess the Board’s overall strengths and to assist in the Board’s ongoing renewal process, which balances the need for experience and knowledge of Ballard’s business with the benefit of board renewal and diversity. Although the directors have a breadth of experience in many areas, the skills matrix set out below lists the key competencies determined by each director. The matrix is not intended to be an exhaustive list of each director’s skills and experience.

Competencies
CEO/Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓		✓	✓	✓	✓		✓	✓
M&A and Capital Markets	✓		✓	✓	✓	✓			✓
Corporate Governance	✓		✓	✓	✓	✓		✓	✓
People and Compensation	✓		✓	✓	✓	✓			✓
Technology		✓	✓				✓	✓		✓
Hydrogen Economy		✓		✓	✓		✓			✓
Transportation and Mobility		✓	✓			✓				✓
Global Markets	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing			✓					✓		✓

DIRECTOR PROFILES

The following section provides detailed information on each person nominated for election as a director. Director nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. The information about each director nominee in this Circular is current as of April 7, 2025, except as otherwise noted.

The profiles also include each nominee’s equity ownership in Ballard as at the date of this Circular and the date of the 2024 circular, respectively. We determined the total market value of securities held based on a CDN$1.55 and CDN$4.27 closing Share price on the TSX as of April 7, 2025, and April 8, 2024, respectively. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

The share ownership target for non-management directors is 3 times the prevailing annual retainer. Directors who are shareholder nominees appointed pursuant to agreements with Ballard (Mr. Chen and Mr. Wang, who are Weichai nominees) are not compensated by Ballard for their service as directors and are not subject to shareholding guidelines.

As President and CEO, Mr. MacEwen is subject to shareholding guidelines for our executive officers, and also holds PSUs, RSUs, and options. See page 31 for “Share Ownership Guidelines” and the “Executive Compensation Tables” starting on page 51 for more details.

The attendance figures in each nominee’s profile show the number of Board and committee meetings the nominee attended in 2024 out of the number of meetings that were held while the nominee was a member. The Board has set a minimum meeting attendance guideline of 75%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

Canadian securities legislation requires disclosure if, as at the date of the Circular, or within 10 years before the date of the Circular, a director or executive officer was a director or officer of any company that became insolvent while that person was acting in that capacity, or within one year from ceasing to act in that capacity. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.

Kathy Bayless Age: 68 California, USA Director Since: 2021 Independent

Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment) and Amprius Technologies, Inc. (lithium-ion battery manufacturing). Previously Ms. Bayless held various executive roles at public technology companies, including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.

	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Audit Committee	Chair[1]	5	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: Veeco Instruments Inc.; Amprius Technologies, Inc.
	Previous: Energous Corporation
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		1,000	1,000
	DSUs		73,654	29,092
	Total market value of securities		$115,714	$128,493
	Meets shareholding guidelines			On track

1 Ms. Bayless was appointed Chair of the Audit Committee as of March 12, 2024.

Michael Chen Age: 41 Shandong, China Director Since: 2024 Non-Independent	Mr. Chen currently serves as the CEO of Weichai Ballard Hy-energy Technologies Co. Ltd. and Vice General Manager of Weichai Holding Group Co., Ltd. (diesel engine manufacturing). He has served in various engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2010. Mr. Chen earned a PhD in Power Engineering and Engineering Thermophysics from Tsinghua University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

Jacqueline A. Dedo Age: 63 Michigan, USA Director Since: 2024 Independent	Ms. Dedo is co-founder of Aware Mobility LLC (ACES development & consulting) and a corporate director. Prior to that, over 40 years, Ms. Dedo held various executive roles at Dana Holding Corp. (now Dana Incorporated, automotive component supplier), Piston Group (automotive manufacturing), The Timken Company (industrial machinery manufacturing), Motorola (connectivity and electronics manufacturing), and Robert Bosch Corporation (automotive component & systems supplier). Ms. Dedo earned her B.Sc. in electrical engineering from Kettering University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Commercial Committee	Member	3	100%
	People & Compensation Committee	Member	6	100%
	Other Public Boards
	Current: Li-Cycle Holding Corp.; Workhorse Group Inc.; Carbon Revolution plc
	Previous: none
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		1	0
	DSUs		44,562	0
	Total market value of securities		$69,073	0
	Meets shareholding guidelines			On track

Douglas P. Hayhurst Age: 78 B.C., Canada Director Since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was a Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). He is Fellow Chartered Professional Accountant in British Columbia and Ontario and holds the ICD.D designation from the Institute of Corporate Directors.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Audit Committee	Chair[1]	5	100%
	People & Compensation Committee	Member	6	100%
	Other Public Boards
	Current: none
	Previous: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation; Northgate Minerals Corporation
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		5,000	5,000
	DSUs		275,527	246,688
	Total market value of securities		$434,817	$1,074,707
	Meets shareholding guidelines			Yes

1 Mr. Hayhurst stepped down as Chair of the Audit Committee as of March 12, 2024.

Randy MacEwen Age: 56 B.C., Canada Director Since: 2014 Non-Independent	Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (electrolysers) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Other Public Boards
	Current: Brookfield Renewable Corporation
	Previous: Solar Integrated Technologies Inc.
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		312,680	331,404
	DSUs		148,046	148,046
	Total market value of securities		$714,126	$2,047,253
	Meets shareholding guidelines			Yes

Hubertus M. Muehlhaeuser Age: 55 Schwyz, Switzerland Director Since: 2021 Independent	Mr. Muehlhaeuser’s principal occupation is Corporate Director. Mr. Mühlhäuser is Board Chair of Kelvion Holding Ltd. (heat exchangers), FläktGroup Ltd. (air handling technology solutions), and TAKKT AG (business equipment distributor). Previously he was Chairman & CEO of Pontem Corporation (special purpose acquisition company) and CEO and Executive Director at CNH Industrial N.V. (capital goods manufacturert), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Commercial Committee	Member	3	100%
	People & Compensation Committee	Chair	6	100%
	Other Public Boards
	Current: TAKKT AG
	Previous: Pontem Corporation; CNH Industrial NV; Welbilt Inc.
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		0	0
	DSUs		77,346	32,784
	Total market value of securities		$119,886	$139,988
	Meets shareholding guidelines			On track

Marty Neese Age: 62 California, USA Director Since: 2015 Independent

Mr. Neese is CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.

	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Commercial Committee	Chair	3	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		10	10
	DSUs		154,051	109,489
	Total market value of securities		$238,795	$467,561
	Meets shareholding guidelines			Yes

James Roche Age: 62 Ontario, Canada Director Since: 2015 Independent	Mr. Roche is founder, President & CEO of Stratford Group (management consulting services), and Chair & CEO of ThinkRF Corp. (communications equipment manufacturer). Prior to that, Mr. Roche was co-founder, President & CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks (communications equipment manufacturer) from 1986 to 1995.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Chair	7	100%
	Audit Committee	Member	5	100%
	Commercial Committee	Member	3	100%
	People & Compensation Committee	Member	6	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: Information Services Corporation
	Previous: none
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		50,000	50,000
	DSUs		162,031	124,541
	Total market value of securities		$328,648	$745,289
	Meets shareholding guidelines			Yes

Yingbo Wang Age: 40 Shandong, China Director Since: 2024 Non-Independent	Mr. Wang is the CEO of Weichai New Energy Power Technology Co. Ltd. (holding company), Director of the Wuhan New Energy Research Institute (clean energy research), and Assistant GM at Weichai Power. He has held engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2012. Mr. Wang earned a Master of Mechatronics Engineering at Southwest Jiaotong University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	86%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 8, 2024
			2024	2023
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

Janet Woodruff Age: 68 B.C., Canada Director Since: 2017 Independent	Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, Ms. Woodruff held various executive roles at BC Hydro (public utility), BC Transmission Corporation (electricity transmission infrastructure), and Vancouver Coastal Health (regional health authority). She is Fellow Chartered Professional Accountant and holds the ICD.D designation from the Institute of Corporate Directors.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	100%
	Audit Committee	Member	5	100%
	People & Compensation Committee	Member	6	100%
	Sustainability & Governance Committee	Chair	5	100%
	Other Public Boards
	Current: Keyera Corporation; Altus Group Limited; Canadian Investment Regulatory Organization
	Previous: Capstone Infrastructure Corporation; FortisBC
	Securities held as at April 7, 2025, and April 8, 2024
			2025	2024
	Shares		0	0
	DSUs		113,454	68,892
	Total market value of securities		$175,854	$294,169
	Meets shareholding guidelines			Yes

DIRECTOR COMPENSATION

Director Compensation Philosophy

The SGC is responsible for determining compensation for our directors and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the SGC is guided by the following compensation principles:

•	We target total compensation at median for similarly sized companies. For 2024, the SGC generally positioned Ballard director compensation between P25 and P50 of the market, recognizing that Ballard is currently positioned within our peer group, on balance, between P25 and P50 on various financial metrics. When interpreting market data and applying this data to directors, we are mindful of our positioning relative to our group and use relative adjusted positioning to inform pay decisions.

•	Annual flat fee structure for directors. No additional meeting attendance fees for Board or committee meetings. All retainer fees are paid in CDN$, regardless of director’s country of residence.
•	Equity-based pay is an important element of compensation to emphasize alignment with shareholder interests. Equity-based pay is determined based on value rather than a specified number of securities to better reflect market value at the time of grant.
•	The level of compensation must be sufficient to allow Ballard to attract and retain candidates with appropriate and relevant levels of skill, experience and expertise.
•	Compensation is reviewed regularly to ensure that it remains appropriate and is aligned with the market.

Benchmarking

The SGC compares the mix and level of compensation for Ballard directors to the mix and level for directors of the comparator group developed for benchmarking executive compensation. This peer group is representative of the regions where Ballard operates; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. See “Peer Group” on page 38 for further information.

The SGC retains independent compensation consultants (Hugessen) for professional advice and as a source of competitive market information. After reviewing market data and applying Ballard's compensation principles, the SGC makes its recommendations to the Board for director compensation.

Compensation Structure

Ballard uses an annual flat fee structure for our independent directors that considers the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and standing committee meeting fees. A flat fee structure better aligns with the evolving role of directors and the ongoing risk, responsibility and duties of our directors throughout the year compared to a fee structure based on attendance at meetings.

Management directors (the President & CEO) and directors who are shareholder nominees appointed pursuant to agreements with Ballard are not compensated for their service as directors. However, all directors are entitled to reimbursement for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which a director (other than management or shareholder directors) is resident, that director will receive a travel fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting. Additional meeting fees may also be paid for service on a special committee.

The director fee amounts were updated effective January 1, 2024. The 2024 annual fee structure, including the cash/equity split of retainers, is shown in the following table. Amounts shown are in CDN$.

	Cash	DSUs	Total
Annual Retainer (Non-Executive Board Chair)	$90,000	$130,000	$220,000
Annual Retainer (Director)	$65,000	$100,000	$165,000
Annual Retainer (Audit Committee Chair)	$25,000	$0	$25,000
Annual Retainer (PCC Chair)	$20,000	$0	$20,000
Annual Retainer (Commercial Committee and SGC Chairs)	$15,000	$0	$15,000

Directors may annually elect to receive all of their remuneration in DSUs, at their discretion.

As of 2024, directors who have met their minimum shareholding requirements may elect to receive either the DSU portion of their annual retainer, or 100% of their annual retainer, in RSUs. This change will be effective in 2025.

2024 Director Compensation

In 2024, the following compensation was earned by our non-executive directors (amounts shown are in CDN$):

Director	Board Retainer	Committee Chair Retainer	Travel Fees	Total Compensation
Kathy Bayless	$165,000	$20,124	$0	$185,124
Michael Chen	$0	$0	$0	$0
Jacqueline Dedo	$123,750	$0	$0	$123,750
Douglas P. Hayhurst	$165,000	$6,250	$0	$171,250
Hubertus M. Muehlhaeuser	$165,000	$20,000	$9,000	$194,000
Marty Neese	$165,000	$15,000	$0	$180,000
Jim Roche	$220,000	$0	$0	$220,000
Yingbo Wang	$0	$0	$0	$0
Janet Woodruff	$165,000	$15,000	$0	$180,000

Director Share Ownership Guidelines

We have minimum share ownership guidelines that apply to our directors, other than management directors (Mr. MacEwen, who is subject to similar guidelines for our executive officers) and directors who are shareholder nominees appointed pursuant to agreements with Ballard.

The share ownership target for non-management directors is 3 times the prevailing annual retainer (excluding committee chair retainers). Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. Any DSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares and DSUs held by directors is measured on or about December 31st of each year based on the greater of: (1) the market value of Ballard’s shares on that date; or (2) the purchase price actually paid by the director for such Shares or the value of DSUs or Shares received by the director when granted.

Following is a table showing non-executive director shareholdings as of December 31, 2024:

Director	Board Retainer	Shares	DSUs	Value	Multiple	Time Remaining (years)
Kathy Bayless	$165,000	1,000	57,931	$260,840	2	3
Michael Chen[1]	$0	0	0	$0	0	n/a
Jacqueline Dedo	$165,000	1	28,839	$75,005	0	5
Douglas P. Hayhurst	$165,000	5,000	275,525	921,814	6	Achieved
Hubertus M. Muehlhaeuser	$165,000	0	61,623	$295,745	2	3
Marty Neese	$165,000	10	138,328	$675,531	4	Achieved
Jim Roche	$220,000	50,000	162,031	$858,237	4	Achieved
Yingbo Wang[1]	$0	0	—	$0	0	n/a
Janet Woodruff	$165,000	0	97,731	$564,316	3	Achieved

1 As Weichai nominees, Mr. Chen and Mr. Wang are not compensated for their service as directors and are not subject to our minimum share ownership guidelines.

All our non-executive directors (other than directors who are shareholder nominees appointed pursuant to agreements with Ballard) have met or exceeded the share ownership target, other than Ms. Bayless, Ms. Dedo, and Mr. Muehlhaeuser who are still within the six-year period following the date of their appointment for meeting the target.

The number of shares and DSUs owned or controlled by each director as at April 7, 2025, and April 8, 2024, as well as their total market value, can be found in “Director Profiles” starting on page 14. Additional information for Mr. MacEwen is on page 48.

Director Share-Based Compensation

The following table sets forth all option-based and Share-based awards granted to our non-executive directors that are outstanding as of December 31, 2024.

In 2003, we ceased the practice of annual grants of share options to our independent directors and there are no options grants outstanding to independent directors at this time. DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs cannot be redeemed until such time as the director leaves the Board, and their value on redemption will be based on the value of Shares at that time.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2024)

	Option-Based Awards	Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Number of DSUs	Market or payout value of vested DSUs not paid out or distributed[1]
Kathy Bayless	0	57,931	$138,455
Michael Chen[2]	0	0	$0
Jacqueline Dedo	0	28,839	$68,925
Douglas P. Hayhurst	0	275,527	$658,509
Hubertus M. Muehlhaeuser	0	61,623	$147,279
Marty Neese	0	138,328	$330,604
James Roche	0	162,031	$387,254
Yingbo Wang[2]	0	0	$0
Janet Woodruff	0	97,731	$233,577

1 This amount is calculated by multiplying the number of vested DSUs by the closing price of the Shares underlying the DSUs on the TSX as at December 31, 2024.

2 As Weichai nominees, Mr. Chen and Mr. Wang were not compensated for their service as directors.

No incentive plan awards vested for, or were earned by, our directors during the year ended December 31, 2024.

Directors are not permitted to hedge the market value of Ballard securities they hold. Directors are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

SECTION 4: CORPORATE GOVERNANCE

CORPORATE GOVERNANCE AT A GLANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are complying with applicable corporate governance rules.

What We Do
✓	Independent board and committees – 7 of our 10 director nominees are independent and our committees are composed of independent directors
✓	Separate Board Chair and CEO – the Chair and CEO are separate positions and the Chair is an independent director
✓	Majority voting for directors – the Board adopted a majority voting policy in 2008
✓	Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. Currently, 30% of our directors are women
✓	No overboarding of directors – Directors may sit on no more than five public company boards, and directors who are also CEOs may sit on no more than two public company boards in addition to their own company board
✓	In camera sessions – Independent directors meet without management present at each Board and committee meeting
✓	Director term limits – directors may serve on the Board for a maximum of 15 years
✓	Board succession – We annually review director skills sets and retirement plans as part of our Board succession planning and process
✓	Board evaluation – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair) on an annual basis

✓	Director orientation and education – We have a formal orientation process for new directors, and an ongoing education program for the Board
✓	Related party transactions – our Audit Committee is responsible for review and approving any significant related party transactions
✓	Risk oversight – Our Board and committees oversee our risk management program and strategic, financial, and operational risks
✓	Enterprise risk management – We conduct an annual enterprise risk and materiality mapping analysis
✓	Code of ethics – Our directors, officers and employees must comply with our code of ethics and other key policies, and confirm their compliance every year
✓	Independent advice – Each committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities
✓	Say on pay – We have held an advisory vote on our approach to executive compensation every year since 2011
✓	ESG oversight – The SGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding ESG matters, including the development and implementation of goals and metrics to measure Ballard’s ESG performance
✓	ESG metrics – By including environmental, social and governance (ESG) metrics in the individual performance scorecard for certain executives, they are incentivized to reach our ESG objectives on an annual basis

What We Don’t Do
🗴	No slate voting – Our directors are individually elected
🗴	No management directors on committees – Our management director does not sit on any committee
🗴	No nominee directors on committees – Our nominee directors do not sit on any committee

🗴	No options grants to directors – We do not grant options to directors
🗴	No monetizing or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation

BOARD GOVERNANCE

Our Corporate Governance Policies provide for Board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, succession planning, and performance evaluation of the Board.

The Board operates under a formal mandate (a copy of which is attached as Appendix “A”), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, cybersecurity, external communications and Board effectiveness. The Board has also established terms of reference for the Board Chair, committee chairs, and individual directors that set out the directors’ individual responsibilities and duties. Terms of reference are also established for the CEO. These terms of reference and our Corporate Governance Policies serve as a code of conduct with which each director is expected to comply.

In addition, we have a Board-approved Code of Ethics, which applies to all members of the Board, as well as our officers and employees. This document is reviewed annually and updated or revised as necessary. Annually, all employees of Ballard and our subsidiaries globally, and the Board, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics and other key policies. A compliance report is then presented to the SGC and Board.

Copies of our Corporate Governance Policies, the Board mandate, Chair and director terms of reference, and our Code of Ethics can be found on our website (www.ballard.com/investor-hub).

Ballard complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies, including those of the Canadian Securities Administrators, the SEC, the TSX and NASDAQ.

Board Independence and Director Responsibilities

We assess director independence in accordance with the criteria established by the TSX and NASDAQ, and by applicable Canadian and US rules and regulations, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Ballard’s policies require a majority of the Board’s members to be independent, as well as the Board Chair. In addition, all committee members must be independent. The Board evaluates the independence of each director by applying these independence criteria to the relationship between each director and Ballard based on information updated annually through a comprehensive questionnaire.

Randy MacEwen, our President and Chief Executive Officer, is not independent. While our Weichai nominees, Mr. Chen and Mr. Wang, are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules and we have identified them as non-independent.

The Board has established a guideline for outside public board service. Directors may sit on no more than five public company boards, including Ballard’s Board; and directors who are CEOs (or hold similar positions) may sit on no more than two public company boards in addition to their own company’s board. In calculating service on public company boards, service on a board of a company affiliated with the director’s employer is not included. Currently all of our Board members comply with this guideline. We also conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks with respect to our directors.

Director Term Limits

Director Term Limits		Other Mechanisms for Board Renewal
Age Limit	Tenure Limit[1]
No	15 years	No other mechanisms for Board renewal adopted

1 These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

Directors are elected yearly at our annual shareholders meeting and serve on the Board until the following annual shareholders meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors (excluding nominee directors) are expected to serve on at least one committee of the Board. The SGC is tasked with ensuring a rotation of committee members and chairs to broaden the experience and skills of each member of the Board and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees.

Board Meetings

The Board meets on a regularly scheduled basis and directors are kept informed of our business and operations at meetings of the Board and its committees, and through reports by and discussions with management and committee chairs. The Board met seven (7) times during 2024. The independent directors held in camera sessions during each meeting, without management present.

The Board Chair is responsible for for organizing and setting the frequency of Board meetings, and sets the agenda for each Board meeting. The Board Chair is also responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed.

Committees of the Board

The Board currently has four standing committees: (1) the Audit Committee; (2) the People & Compensation Committee (PCC); (3) the Sustainability & Governance Committee (SGC); and (4) the Commercial Committee.

The following chart sets out the members of our standing committees and their meeting attendance in 2024:

	Audit Committee	PCC	SGC	Commercial Committee
Kathy Bayless	5/5(Chair)[1]		5/5
Jacqueline Dedo		6/6		3/3
Douglas P. Hayhurst[1]	5/5(Chair)[1]	6/6
Hubertus M. Muehlhaeuser		6/6 (Chair)		3/3
Marty Neese			5/5	3/3 (Chair)
James Roche	5/5	6/6	5/5	3/3
Janet Woodruff	4/5		5/5 (Chair)

1 Mr. Hayhurst stepped down as Chair and Ms. Bayless was appointed Chair effective March 12, 2024.

The members of these committees are all independent. Management directors and directors who are appointed by shareholders pursuant to agreements with Ballard are not eligible to serve on Board committees. After the Meeting, we will reconstitute the standing committees to reflect the newly elected Board.

Each committee has a mandate that sets out its scope, duties, and responsibilities, which is reviewed annually. Committee performance is assessed annually through a process overseen by the Board. Each committee reports on the activities to the Board on a regular basis. A description of the composition and responsibilities of each committee is shown in the table below.

Commercial Committee
Number of Meetings in 2024	3
Members	Jacqueline Dedo, Hubertus M. Muehlhaeuser, Marty Neese (Chair), James Roche
Committee Mandate	The Commercial Committee mandate is posted on our website (www.ballard.com/investor- hub).
Qualifications

Members of the Commercial Committee are independent directors.

In addition, members of the committee must not, in the opinion of the Board: (i) have a direct or indirect material relationship with any key partner of Ballard; or (ii) have a relationship with a key partner that could reasonably be expected to compromise any commercially sensitive and/or proprietary information of any other key partners or of Ballard.

Key Responsibilities	Following the investment in Ballard by Weichai in late 2018, and the appointment of two Weichai nominees to the Board in early 2019, the Board established the Commercial Committee to oversee the management of Ballard’s business and affairs relating to certain existing or prospective key partners (which may include customers, suppliers, contract manufacturers, joint venture or other strategic partners) and commercially sensitive and/or proprietary information.

* Ms. Dedo was appointed to committees on June 5, 2024.

Audit Committee
Meetings Held in 2024	5
Members	Kathy Bayless (Chair)*, Douglas P. Hayhurst (Chair)*, James Roche, Janet Woodruff
Committee Mandate	The Audit Committee mandate is posted on our website (www.ballard.com/investor-hub). The mandate and further information regarding the committee can also be found in our Annual Information Form dated March 12, 2025, which is incorporated by reference into this Circular.
Qualifications	Members of the Audit Committee must be independent directors and be financially literate. At least one member must qualify as a “financial expert” under applicable US laws and regulations. All current members qualify as Audit Committee financial experts.
Key Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities regarding:

•

the integrity of Ballard’s accounting and financial reporting;

•

Ballard’s systems of internal controls over financial reporting;

•

the independence and performance of Ballard’s external and internal auditors;

•

the identification and management of Ballard’s risks;

•

Ballard’s cybersecurity risk program and monitoring cybersecurity policies and procedures;

•

Ballard’s whistleblower reporting processes;

•

Ballard’s financial policies; and

•

the review and approval of related party transactions.

* Mr. Hayhurst stepped down as Chair and Ms. Bayless was appointed Chair effective March 12, 2024.

People & Compensation Committee
Meetings Held in 2024	6
Members	Jacqueline Dedo, Douglas P. Hayhurst, Hubertus M. Muehlhaeuser (Chair), James Roche
Committee Mandate	The PCC mandate is posted on our website (www.ballard.com/investor-hub).
Qualifications	Members of the PCC are independent directors and have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and compensation committees of other public and private corporations.
Key Responsibilities

The PCC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain people, culture and compensation matters, including:

•

the selection, compensation, retention, development and evaluation of executive officers, as well as executive succession planning;

•

oversight of key talent management and people-related strategies and practices;

•

the design of equity-based compensation plans; and

•

the assessment of compensation risk.

* Ms. Dedo was appointed to committees on June 5, 2024.

Sustainability & Governance Committee
Meetings Held in 2024	5
Members	Kathy Bayless, Marty Neese, James Roche, Janet Woodruff (Chair)
Committee Mandate	The SGC mandate is posted on our website (www.ballard.com/investor-hub).
Qualifications	Members of the SGC are independent directors.
Key Responsibilities

The SGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain environmental, social and governance (“ESG”) matters, including:

•

developing and implementing Ballard’s corporate governance principles and practices;

•

overseeing policies, practices and disclosures relating to ESG and other public policy matters relevant to Ballard; and

•

the nomination, assessment and compensation of directors, as well as director succession planning.

In November 2024, the board struck a special committee tasked with reviewing strategic alternatives given the multi-year push out for hydrogen adoption. The members of the committee are: Douglas P. Hayhurst (Chair), Jacqueline Dedo, Hubertus M. Muehlhaeuser, and James Roche. The committee is expected to complete its mandate in 2025.

Shareholder Feedback and Communications

Our directors and managers recognize the benefits that come from a robust dialogue with shareholders and other relevant parties. We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning, financial performance, ESG practices, executive compensation, and corporate governance. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business.

Shareholders are able to send a message to our Investor Relations team directly at investors@ballard.com, ensuring that Ballard as an organization is accessible to all investors. We also have an e-mail process for shareholders to communicate directly with the Board. Shareholders who wish to can send a message to the Board Chair at boardofdirectors@ballard.com. The email address is also available on our website (www.ballard.com/contact-us). A summary of shareholder feedback that is received by us is provided to the Board through a quarterly report.

In 2024, the Board Chair, PCC Chair and SGC Chair met with representatives from proxy advisory firms ISS and Glass Lewis, and contacted or met with several larger institutional shareholders. Changes to corporate governance and executive compensation reflect in part feedback received during these meetings.

Board Orientation and Education

We have established a formal director orientation program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and access to digital resources that contain various reference documents and information.

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The SGC reviews, approves and reports to the Board on an annual education calendar prepared with input from management. Continuing education is offered by way of:

•	regular management presentations at Board and committee meetings on business and operations;
•	educational presentations from management on various topics relating to our industry, business, strategy, markets, competitive position, customers, projects, technology, products, services, operations, employee relations, investor relations and risks;
•	guest speakers who are invited to speak to the Board on various topics, such as the hydrogen and fuel cell industry, new technologies, government policy, regional markets, geopolitics, capital markets, ESG, and cybersecurity;
•	circulation of information from external experts regarding material industry developments and other topical subject matters;
•	distribution of written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings;
•	an online portal through which directors can access research and educational materials on a wide variety of topics;
•	attendance at industry conferences and other events;
•	participation in online conferences and education programs provided by NACD, ICD and other providers; and
•	frequent opportunities for Board members to meet and interact with members of our management team and employees.

Board and Director Performance Evaluations

The Board annually conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the SGC which elicits responses from individual directors on a confidential basis regarding performance and effectiveness of the Board and individual directors. The process may include the completion of a questionnaire by all the directors as well as individual director self-evaluations and peer evaluations. The SGC presents the summary results to the full Board, which then determines appropriate actions and changes to improve overall Board effectiveness.

In 2024, the process included completion of a confidential survey by each director. The survey included questions relating to Board organization and function; committee organization and function; Board relationships; director responsibilities and Board impact; Board succession; and also included peer reviews. A written summary of the survey results was presented to the SGC. The Board Chair provided one-on-one feedback to each Board member, and the SGC Chair provided one-on-one feedback to the Board Chair.

The Board also identifies a list of focus priorities each year. The SGC and the Board regularly monitor progress against these priorities throughout the year.

SECTION 5: EXECUTIVE COMPENSATION

A MESSAGE FROM THE PEOPLE AND COMPENSATION COMMITTEE CHAIR

Dear Shareholder,

On behalf of the Board, I am pleased to share with you an overview of our approach to executive compensation, that allows us to attract, retain, and motivate exceptional Executive talent.

Objectives and Philosophy

The Board, in service of the Corporation and shareholders, develops, monitors and evolves Ballard’s executive compensation plan, as required. This includes monitoring of industry best-practices, benchmarking against relevant comparators inside the hydrogen and fuel cell industry sector and relevant adjacent sectors, and the involvement of expert third parties to provide independent executive compensation advice. We also solicit investor feedback on our executive compensation approach by providing an advisory “say-on-pay” vote and through direct shareholder engagement.

Ballard’s Current Stage of Development & Recent Compensation Considerations

Throughout 2024, Ballard faced significant challenges due to slowed hydrogen infrastructure development and delayed fuel cell adoption. These headwinds resulted in significant changes to the structure of our organization through a detailed restructuring focused on operating expense savings.

In 2023, the PCC approved changes to Executive pay levels for 2024. These changes were discussed and approved prior to the announced restructuring and our understanding of challenges in market adoption. In 2024, the PCC did not undertake a benchmarking exercise as the PCC determined that no further changes to executive pay levels were needed for 2025 as Ballard focused on operational cost optimization.

In 2024, Ballard made a number of changes to the Executive team including welcoming a new CFO, Kate Igbalode, following the departure of our previous CFO, Paul Dobson. Additionally, we announced the appointment of Dr. Lee Sweetland as our new COO effective at the end of 2024, who succeeded Mark Biznek in the role.

The PCC, in consultation with Hugessen, continually monitors and assesses risks associated with our executive compensation programs and policies. Hugessen conducts formal compensation risk reviews periodically. There are no material risks associated with the compensation programs that were identified in the course of the most recent review. The Committee will continue to monitor programs to maintain high governance standards.

Highlights of 2024 Corporate Performance

Given the circumstances that unfolded in 2024, our achievement of quantitative goals within the STIP was mixed with both revenue and contribution margin falling below the threshold achievement value. We achieved above target performance on our Orderbook metric, with significant contribution from orders in the Bus and Rail markets. The Corporation was able to make significant progress on our strategic measures, including:

•	Exceeding our goals relating to our medium core product development, achieving program deliverables on time, within ±10% of program budget, and over-performing on product cost reduction targets.
•	Exceeding our goals relating to our small core product development, achieving program deliverables ahead of schedule and under budget.
•	Additionally, in 2024 we secured a number of strategic partnerships including: a long-term supply agreement for 1,000 fuel cell engines in the European bus market; a material supply agreement for the freight locomotive rail market in North America; a multi-year supply agreement in the stationary power market; and a material supply agreement for the passenger rail market in California.
•	Along with our cost reduction plan, we continue to prioritize cash management and maintaining the strength of our balance sheet. Our focus is on our customers and our controllables, including prioritized product development and product cost reduction programs, while also maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability. We ended the year with cash and cash equivalents of $603.9 million.

Alignment of Corporate Performance and CEO Pay

In 2024, organizational performance measured by the Corporate Scorecard was 78% of target. Actual CEO total direct compensation in 2024 was CDN$3,086,839, compared to target total direct compensation of CDN$3,250,000.

Separately, in 2024 actual CEO realized pay was CDN$1,358,049. This amount is the sum of base salary earned, 2023 annual bonus achieved and received in 2024, plus the value of vested equity during the year, which value includes RSU awards that were granted in 2023, and PSU awards that were granted in 2021 and vested in 2024 with an overall performance multiplier of 61.3%. When also considering the decline in the stock price, the 2021 - 2024 PSUs paid out at 8% of the original value granted. As all stock options are currently out of the money; therefore, the CEO did not exercise any stock options during 2024.

In closing, we appreciate your continued support of Ballard and look forward to you joining us virtually at the Meeting.

Sincerely,

“Hubertus M. Muehlhaeuser”

Hubertus M. Muehlhaeuser

People & Compensation Committee Chair

EXECUTIVE COMPENSATION GOVERNANCE

Compensation Framework

Our executive compensation programs are structured to ensure alignment between pay and performance and ensure adherence to governance best practices. The table below outlines the best practices the PCC uses for our compensation programs:

What We Do		What We Don’t Do
✓	Provide a meaningful part of pay which is “at risk” and contingent upon both corporate and individual performance	✗	No repricing or offering of stock options
✓	Use caps on each performance metric to ensure payout opportunities for incentive plans have a ceiling	✗	Do not provide tax gross-ups
✓	Benchmark pay mix and levels to other peers of comparable size and operations	✗	Do not modify in-flight LTIP to reflect updated plans
✓	Have share ownership guidelines to align executive interests with Shareholders	✗	Do not provide a pension
✓	Utilize multiple time horizons when evaluating and measuring corporate performance	✗	Do not provide excessive executive perquisites
✓	Have clawback and anti-hedging rules and policies in place to mitigate risk	✗	Do not provide financial assistance or loans to executives for any purpose
✓	Upon a change of control, apply a “double trigger” in CEO and CFO employment agreements so that severance payments are only due if employment is also effectively terminated	✗	Do not provide excessive executive severance
✓	Retain an independent advisor who reports directly to the PCC
✓	Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote

Advisors to the People & Compensation Committee

Ballard went to market in 2022 to assess prospective partners for executive compensation and selected Hugessen as compensation consultants. The following table sets out the fees paid to Hugessen during each of the two most recently completed financial years. “All Other Fees” reflect fees paid to Hugessen for advice provided to the SGC related to director compensation matters.

	Executive Compensation Related Fees ($CAD)	All Other Fees ($CAD)	Total Fees ($CAD)
2024	$245,185	$3,275	$248,460
2023	$204,237	$17,738	$221,975

Compensation Risk Considerations

The PCC and Board believe that the risk associated with our compensation practices is relatively low. Nonetheless, the PCC and Board monitor these practices closely to ensure that they do not encourage behaviors that expose Ballard to greater risk.

The PCC and Board consider the risks associated with Ballard’s compensation policies and practices are mitigated by:

•	its evaluation of the impact of each compensation component on management behaviour:
◦	total compensation levels are set relative to median of a comparator group of companies that are broadly comparable to Ballard (with consideration placed on company size and delivery of target performance);
◦	base salary is set relative to median and at levels which the PCC considers unlikely to create inappropriate risks;
◦	for short-term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the annual corporate multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;
◦	the use of long-term incentives minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and
◦	the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and RSU awards with overlapping terms and vesting / performance periods, and/or performance-based vesting conditions for PSUs that are generally consistent with public company risks;
•	ensuring the PCC and Board mandates reflect appropriate accountabilities, oversight and controls on Ballard’s compensation policies and practices, especially as they relate to executive compensation including the use of informed business judgement as required to evaluate corporate performance and determine executive payouts; and
•	working with independent external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

In early 2024, Hugessen undertook a review of Ballard’s plans and programs and worked to identify any areas that should be addressed or considered from a risk perspective. The PCC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on Ballard.

Share Ownership Guidelines and Share Trading Policy

Our minimum share ownership guidelines require each executive officer to own a minimum value of our Shares expressed as a multiple of prevailing base salary as set out below.

Position	Multiple of Base Salary
President and CEO	3.0x
CFO[1]	2.0x
Other Executives	1.0x
1	The minimum share ownership for Mr. Dobson (former CFO) was two times his base salary, and for Ms. Igbalode (current CFO), it is one time her base salary.

DSUs held by executives are included in their shareholdings; PSUs, RSUs and options held by executives are not. The value of Shares and DSUs held by executives is measured on or about December 31st of each year based on the greater of: (1) the market value of Ballard’s Shares on that date; or (2) the purchase price actually paid by the executive for such Shares or the value of DSUs or Shares received by the executive when granted. The CEO has met his minimum share ownership requirement. All other executive officers have met or are on track to meet the applicable guidelines. Executives have five years from their executive start date in which to meet these requirements.

Executive Clawback Provisions

Effective March 26, 2024, executives are subject to an updated compensation clawback policy that governs the recovery of incentive-based compensation from executive officers:

•	In connection with a restatement of the financial results of the Corporation, or
•	When the Board, in its judgment after reviewing relevant facts and circumstances, determines that an executive engaged in misconduct (as defined in the policy).

The policy applies to the Corporation’s current and former executive officers, as determined by the PCC in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and NASDAQ. It applies to incentive-based compensation during the three fiscal years preceding the date on which the Corporation is required to prepare an accounting restatement to correct a material error, or preceding the determination by the PCC that the executive officer has engaged in misconduct.

Recovery of erroneously awarded compensation in connection with a financial restatement is on a “no fault” basis, without regard to whether any misconduct occurred or an executive officer’s responsibility for the erroneous financial statements.

Anti-Hedging Policy

Executives and directors are not permitted to hedge the market value of Ballard securities granted to them as compensation or otherwise held, directly or indirectly, by them. They are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

Executive Team Demographics

We currently have seven executives, including two women, representing 29% of our executives.

	As of April 7, 2025		Target	Target Date	Status
	Number	%
Women in executive officer positions	2	29%	N/A	N/A	N/A

Ballard does not have a target number of women executive officers. Given the small size of its executive team, Ballard believes that implementing targets would not be appropriate. However, in its hiring practices, Ballard considers the number of women and other diverse candidates in executive officer positions and the desirability of achieving an appropriate level of representation. The PCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

This section discusses the elements of compensation earned by our “Named Executive Officers” (or “NEOs”) as of December 31, 2024.

Randy MacEwen	Paul Dobson	Kate Igbalode	Mark Biznek	Mircea Gradu	David Mucciacciaro
	Senior Vice President	Senior Vice	Senior Vice	Senior Vice	Senior Vice
President and Chief	and Chief Financial	President and Chief	President and Chief	President and Chief	President and Chief
Executive Officer	Officer	Financial Officer	Operating Officer	Engineering Officer	Commercial Officer

The total market value of securities is calculated using the Canadian dollar closing price of the Shares underlying the equity holdings on the TSX on December 31, 2024 and 2023, respectively. The value of PSUs shown below assume a 1x performance multiplier.

NEO Total Compensation Summary

	Total Compensation		Target Pay Mix

Randy MacEwen
President & Chief		2024	2023	% Change	% Pay Mix
Executive Officer	Base Salary	$639,589	$600,000	7%	21%
	STIP	$497,250	$561,600	(11)%	16%
Time in role:	LTIP	$1,950,000	$1,800,000	8%	63%
11 years	Other	$55,409	$47,374	17%	N/A
	Total	$3,142,248	$3,008,974

BC, Canada	Equity Holdings as at December 31
			2024		2023
	Shares		331,404		312,680
	PSUs		589,426		283,642
	RSUs		151,928		65,029
	Options		114,229		114,229
	DSUs		148,046		148,046
	Total market value of securities		$3,190,728		$4,535,003

	Total Compensation		Target Pay Mix

Paul Dobson[1]
Senior Vice President		2024	2023	% Change	% Pay Mix
& Chief Financial	Base Salary	$411,327	$553,977	(26)%	33%
Officer	STIP	$249,993	$386,148	(35)%	20%
Time in role:	LTIP	$603,532	$553,976	9%	48%
3 years	Other	$929,123	$43,379	2042%	N/A
	Total	$2,193,975	$1,537,480

Florida, USA	Equity Holdings as at December 31
			2024		2023
	Shares		n/a		1,350
	PSUs		0		76,756
	RSUs		0		48,997
	Options		0		18,713
	Total market value of securities		n/a		$715,959
	[1] As a consequence of restructuring, Mr. Dobson departed the Corporation on September 12, 2024.
	Total Compensation		Target Pay Mix

Kate Igbalode[2]
Senior Vice President		2024	2023	% Change	% Pay Mix
& Chief Financial	Base Salary	$360,793	$315,767	14%	48%
Officer	STIP	$185,365	$166,615	11%	25%
Time in role:	LTIP	$201,050	$331,749	(39)%	27%
<1 year	Other	$66,307	$26,999	146%	N/A
	Total	$813,515	$841,130

Washington, USA	Equity Holdings as at December 31
			2024		2023
	Shares		5,756		2,394
	PSUs		46,083		21,294
	RSUs		55,966		35,749
	Options		7,740		7,740
	Total market value of securities		$276,152		$329,840
	[2] Ms. Igbalode was appointed Sr Vice President & Chief Financial Officer on September 12, 2024.

	Total Compensation		Target Pay Mix

Mark Biznek[3]
Senior Vice President		2024	2023	% Change	% Pay Mix
& Chief Operations Officer	Base Salary	$409,501	$420,324	(3)%	43%
Time in role:	STIP	$243,986	$273,000	(11)%	26%
2 years	LTIP	$288,400	$280,000	3%	31%
	Other	$695,832	$139,125	400%	N/A
	Total	$1,637,719	$1,112,449

BC, Canada	Equity Holdings as at December 31
			2024		2023
	Shares		n/a		5
	PSUs		0		0
	RSUs		0		50,000
	Options		0		0
	Total market value of securities		n/a		$245,525
	[3] As a consequence of restructuring, Mr. Biznek departed the Corporation on December 31, 2024.
	Total Compensation		Target Pay Mix

Mircea Gradu
Senior Vice President		2024	2023	% Change	% Pay Mix
& Chief Engineering	Base Salary	$409,501	$400,000	2%	43%
Officer	STIP	$256,964	$272,160	(6)%	27%
Time in role:	LTIP	$288,400	$280,000	3%	30%
2.3 years	Other	$70,121	$92,878	(25)%	N/A
	Total	$1,024,986	$1,045,038

BC, Canada	Equity Holdings as at December 31
			2024		2023
	Shares		1,592		25
	PSUs		78,521		30,347
	RSUs		50,200		37,513
	Options		0		0
	Total market value of securities		$311,446		$333,314

	Total Compensation		Target Pay Mix

David Mucciacciaro
Senior Vice President		2024	2023	% Change	% Pay Mix
& Chief Commercial	Base Salary	$441,924	$431,670	2%	44%
Officer	STIP	$242,763	$252,915	(4)%	24%
Time in role:	LTIP	$311,234	$302,169	3%	31%
2.5 years	Other	$96,490	$33,545	188%	N/A
	Total	$1,092,411	$1,020,299

Michigan, USA	Equity Holdings as at December 31
			2024		2023
	Shares		2,476		500
	PSUs		80,323		31,312
	RSUs		52,221		39,363
	Options		0		0
	Total market value of securities		322,697		$349,470

As noted above, Mr. Dobson and Mr. Biznek departed the Corporation in 2024 as a consequence of restructuring. Their "Other" compensation for 2024 includes severance payments. See "Termination and Change of Control Benefits" starting on page 54 for further details.

HOW EXECUTIVE COMPENSATION IS DETERMINED

The PCC reviews and approves executive officers’ compensation and benefits plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the PCC:

Market Analysis & 2024 Executive Compensation Program Changes

Hugessen has provided the PCC independent advice since 2022. In 2022, Hugessen undertook a diagnostic review of our executive compensation plans and programs and the PCC ultimately approved a number of adjustments that are reflected in our current plans today.

Peer Group & Philosophy: The PCC, working with Hugessen, largely retained a similar peer group from 2023 with the exception of the removal of (1) Proterra (due to bankruptcy) and (2) ATS Corporation; and the inclusion of thyssenkrupp nucera. The refreshed comparator group is more representative of the regions and businesses where Ballard operates. It represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base and business sector focus. At the time the peer group was approved, Ballard was positioned, on balance, between P25 and P50 on key sizing metrics relative to this peer group; therefore, the PCC takes a considered approach when interpreting and evaluating the market data. Our philosophy relative to the peer group is to align pay on a basis that considers Ballard’s relative size compared to peers and so currently results in target positioning between P25 and P50 of our peers.

Base Salary: Hugessen benchmarked Ballard's executive compensation against the refreshed comparator group and presented its analysis to the PCC in late 2023. Based on the results of the benchmarking, and given a variety of factors, including the relative size of Ballard to the comparator companies, the Corporation’s performance relative to the comparator group, individual executive role and experience, and internal pay equity, executive base salaries were increased by 3% - 8.3% in 2024.

Short-Term Incentive Plan: The weighting of our annual corporate performance metrics remained unchanged from 2023, with the financial component weighted at 60% and the strategic metrics weighted at 40%.

Long-Term Incentive Plan: Starting in 2023, LTIP grants comprise 75% PSUs subject to multi-year performance criteria and 3-year cliff vesting, and 25% RSUs subject to time vesting. Also starting in 2023, options no longer form a part of our executive LTIP. For 2023 and 2024 PSU grants, performance vesting will be based on two metrics that are equally weighted: (i) cumulative revenue during the three-year vesting period, consistent with the Corporation’s strategic plan, and (ii) relative total shareholder return (rTSR) against a defined comparator group.

For in-flight PSU awards issued in 2022, Ballard continues to set performance measures annually during the three-year term. The 2024 performance measures for these PSUs are based on annual revenue. This emphasis on revenue reflects the recent review and changes to new PSU grants starting in 2023; the consideration of various factors and potential metrics; the stage of development of the industry and the Corporation’s business; 2024 priority focus areas in the business; the importance of customer platform wins and market share; primary indicators of financial performance in 2024; the performance metrics used in the 2024 short-term incentive plan, and the two metrics used for the 2024 PSU grants.

Currency Approach: The approved peer group includes companies that are headquartered internationally, as a result we convert all data to a common currency (Canadian) using a three-year average to smooth currency volatility.

Highlights of Our Executive Compensation Policy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

The PCC targets our compensation at median for similarly sized companies. For 2024, the PCC generally positioned Ballard executive compensation between P25 and P50 of the market, recognizing within our peer group that Ballard is currently positioned between P25 and P50 on various scoring metrics. When interpreting market data and applying this data to executive positions, we are mindful of our positioning relative to our group and use relative adjusted positioning to inform pay decisions.

Objectives	How We Achieve It
Attract and Retain	Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent
Long-term incentives vesting over multiple years which encourages executive retention
Motivate	Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short-term performance
Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy
Align	Delivering a significant portion of total compensation in long-term incentives that are tied to shareholder value creation
Requiring executive officers to hold a meaningful equity ownership in Ballard

The Use of Benchmarking

Our overall compensation objective is to target pay competitively among our peer group and considers our relative size positioning between P25 and P50 of our comparator group in 2023. Over- achievement or under-achievement will result in actual payments for performance-based compensation being over or under the targeted amounts. Pay level setting for executives considers relevant factors such as role, experience, tenure, and performance of the individual. Considering these factors, target compensation for Ballard’s executive team varies around the 25th percentile to median, which the Committee considers to balance the size and complexity of the roles and the need to attract and incentivize Ballard’s executives.

The PCC reviews the composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few companies directly comparable. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the PCC utilizes benchmarking as a key input and considers several factors detailed below, including the labor markets in which we compete for executive talent. We note Ballard is focusing on sustainable commercial success of its products, consistent with many peers included in our peer group; therefore, we feel these peers best represent a market in which we compete for talent.

Peer Group

In June 2024, the PCC reviewed and approved the peer group which included two adjustments: (1) the removal of ATS Corporation and; (2) the inclusion of thyssenkrupp nucera. The PCC focused on largely maintaining the peer group to ensure comparability of data year-over-year. This peer group is representative of the regions where Ballard operates and competes for talent; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. Importantly, we scanned Canadian publicly-traded companies and did not find other companies that operate in a similar sector and that are of similar size. Our positioning relative to our peers on market cap and total enterprise value, on a 6-month average basis, is between P25 and P50.

Our comparator group for 2024 was:

Canada (2)	United States (8)	Europe (5)
The Lion Electric Company	Bloom Energy Corporation	Ebusco Holding N.V.
Designs, develops, manufactures, and distributes purpose-built all-electric medium and heavy-duty urban vehicles in North America.	Designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation in the US and internationally.	Develops, manufactures, and distributes zero emissions buses, batteries, and charging systems through Europe.
Westport Fuel Systems Inc.	ChargePoint Holdings Inc.	ITM Power Plc
Engineers, manufactures, and supplies alternative fuel systems and components for use in transportation applications in Europe, Americas, Asia, Africa, and internationally.	Provides EV charging networks and charging solutions in the US and internationally.	Designs and manufactures proton exchange membrane electrolysers through Europe and the US.
	FuelCell Energy, Inc.	Nel ASA
	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
	Microvast Holdings, Inc.	SMA Solar Technology AG
	Provides battery technologies for electric vehicles and energy storage solutions.	Develops, produces, and sells PV and battery inverters, transformers, chokes, monitoring systems for PV systems and charging solutions for electric vehicles in Germany and internationally.
	Nikola Corporation	thyssenkrupp nucera AG & Co. KGaA
	Operates as a technology innovator and integrator that develops energy and transportation solutions.	Engages in development, engineering, procurement, commissioning, and licensing of high-performance electrolysis technologies throughout Europe and internationally.
Plug Power Inc.
Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.
SunPower Corporation
Offers solar, storage, and home energy solutions primarily in the US and Canada.

Short Business Descriptions sourced from S&P CapitalIQ

Positioning Relative to Peer Group:

At the time of approval, Ballard’s positioning relative to key financial metrics (including Market Capitalization, Total Enterprise Value, and EBITDA) was on average ~P35.

The PCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for comparable roles at comparator group companies.

Pay for Performance and Incentive Awards Aligned with Shareholders Interests

The alignment between pay for performance for executive officers and shareholder interests is clearly demonstrated as follows:

Short-Term Incentive Plan – Performance measures under the annual bonus plan are substantially and directly linked to the annual operating plan and certain strategic objectives, and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board, this amount could be zero. Equally, over-achievement against the measures may result in payment of bonus greater than the targeted amount, up to 150% of target.

Long Term Incentive Plan – PSUs deliver compensation value to executives by tying the earning of PSUs (i.e., ability to receive value from units) to the extent that performance measures related to key business objectives are met during the 3-year cliff vesting period. In addition, the value of vested PSUs change in line with movements in Ballard’s Share price. RSUs serve as an incentive and retention tool as they are only subject to time vesting. Like PSUs, the value of vested RSUs change in line with movements in Ballard’s Share price during the vesting period.

Executive Pay Mix and the Emphasis on “At Risk” Pay

We emphasize performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2024, the amount of target annual compensation earned that was “at risk” was 80% for the CEO, 63% for Mr. Dobson, the former CFO, and 58% for Ms. Igbalode and the other Named Executive Officers, in the form of variable and/or performance-related compensation as shown below (including annual bonus, PSUs, and RSUs).

As such, executives will only receive value from those elements to the extent that the relevant performance conditions and vesting conditions are met. With long-term incentive (LTI), values are also aligned with share price performance.

As noted above, the CFO target direct compensation mix applied to Mr. Dobson, our former CFO. Our current CFO, Ms. Igbalode, has the same target direct compensation mix as other NEOs (right).

Compensation Framework for 2024

The 2024 compensation program for our executive officers has four primary components that deliver pay over the short- and long-term:

Base Salary
Features	•	Set to reflect market conditions and the size and scope of the role, internal alignment, as well as individual experience and performance

Short-Term Incentive Plan
Features	•	Paid annually in cash or DSUs
	•	Each executive has a specified target bonus expressed as a percentage of base salary
	•	Outcomes are formula-driven, subject to the Board's overarching discretion
2024 Corporate Performance Measures	Quantitative (60%)
	•	Revenue
	•	Contribution margin
	•	Order book
Qualitative (40%)
	•	Product development deliverables
	•	Signing Significant Strategic Agreement
Payout Range	0% - 150%
Performance Period	1-year
Timing of Payout	Annually

Long-Term Incentive Plan
Features	-	Split 75% PSUs and 25% RSUs
Performance Measures	PSUs:
	-	3-year Cumulative Revenue
	-	Relative Total Shareholder Return
Payout Range	0% - 200%
Performance Period	3-year
Timing of Payout	-	PSUs: Cliff vest after 3-years
	-	RSUs: vest in thirds on grant anniversary

ELEMENTS OF EXECUTIVE COMPENSATION

Base Salary

The PCC is responsible for approving the base salary of our executive officers. Salary guidelines and adjustments for our executive officers are considered with reference to:

a)	compensation benchmarking as set out above;
b)	the experience, qualifications and tenure of each executive officer;
c)	the individual performance of each executive officer; and
d)	the scope of responsibilities of each executive officer.

The following table outlines the base salaries in 2024 and 2023:

Executive	Currency	2024 Salary	2023 Salary	% Increase
Randy MacEwen, President & CEO	CDN$	$650,000	$600,000	8.3%
Paul Dobson, Senior Vice President & CFO	USD$	$419,440	$385,000	8.9%
Kate Igbalode, Senior Vice President & CFO[1]	USD$	$309,000	$219,450	40.8%
Mark Biznek, Senior Vice President & COO	CDN$	$412,000	$400,000	3.0%
Mircea Gradu, Senior Vice President & CEngO	CDN$	$412,000	$400,000	3.0%
David Mucciacciaro, Senior Vice President & CCO	USD$	$309,000	$300,000	3.0%

1 Ms. Igbalode was appointed Senior Vice President and Chief Financial Officer on September 12, 2024. She previously served as Vice President, Corporate Finance & Strategy.

Short Term Incentive Plan - Target Bonus for Executive Officers

There were no changes made to short-term incentive structure or target bonus in 2024.

Executive	2024 Annual Target Bonus	2023 Annual Target Bonus	Change
Randy MacEwen	100%	100%	-
Paul Dobson	70%	70%	-
Kate Igbalode[1]	70%	50%	-
Mark Biznek	70%	n/a	-
Mircea Gradu	70%	70%	-
David Mucciacciaro	70%	70%	-

1 Ms. Igbalode was appointed Senior Vice President and Chief Financial Officer on September 12, 2024. She previously served as Vice President, Corporate Finance & Strategy. The 2024 target bonus relates to her current position; the 2023 target bonus was for her prior role.

Annual performance bonus payments for each of the executive officers are determined at the discretion of the PCC and the Board with reference to (i) actual annual corporate performance against predetermined Corporate Scorecard goals, resulting in a Corporate Scorecard Multiplier, and (ii) actual annual individual executive performance against predetermined annual individual objectives, resulting in an Individual Performance Multiplier.

For a full discussion of annual incentive compensation for our President and CEO, see “CEO Compensation” starting at page  48.

Some metrics used within the annual plan we consider to be highly confidential information and would pose a key competitive risk should we disclose this information. Therefore, we have provided information on the metrics we believe to be of low risk to Ballard if shared.

2024 Corporate Scorecard
Financial Metrics (60%)
Financial Metrics (60%)	Weighting	0%	50%	100%	150%
Revenue (US$M)	20%	$83	$96	$110	$125
Contribution Margin (%)	20%	18%	20%	24%	28%
Order Book (US$M)	20%	$63	$79	$94	$102
Strategic Metrics (40%)
Product Development	10%	Meet Medium Core Product program deliverables on time & on budget
Product Development	15%	Meet Small Core Product program deliverables on time & on budget
Sign Significant Strategic Agreement	15%	Sign an agreement relating to a strategic transaction, major customer program or major commercial contract that supports future scaling and profitability

Methodology for Determining Annual Incentives

For 2024, the actual annual bonus for each executive officer is determined by the PCC based on the following formula:

Corporate Scorecard Multiplier

The Corporate Scorecard Multiplier is determined on completion of each fiscal year by the PCC and approved by the Board with reference to achievement against the goals set out in a Corporate Performance Scorecard approved by the PCC and the Board at the start of the year. Each goal on the Corporate Performance Scorecard is assigned a relative weighting in terms of importance to the performance of Ballard. The Corporate Performance Scorecard typically includes a mix of quantitative and qualitative goals. Quantitative goals, including financial metrics, typically include a threshold level of performance below which the contribution of that goal to the overall corporate scorecard multiplier is zero, and a maximum beyond which no further contribution to the corporate scorecard multiplier accrues, interpolated linearly. The financial targets in the Corporate Scorecard reflect the annual operating plan goals and if met receive a 100% payout for the metric.

Based on Ballard’s actual performance in 2024, the Board assessed the Corporate Performance Scorecard as follows:

Component Weight	Performance Metrics	Weight	Actual Results	Score
Financial Goals (60%)	Annual revenue (threshold $83M)	20%	$70M (0% payout)	0%
	Contribution Margin (threshold 18%)	20%	8% (0% payout)	0%
	Order Book (threshold $94M)	20%	$98.3M (125% payout)[1]	25%
Strategic Goals (40%)	Product Development (Medium Core Product)	10%	Program deliverables met on time, within ±10% of budget, and over-performing on product cost target (110% payout)	11%
	Product Development (Small Core Product)	15%	Program deliverables met ahead of schedule and under budget by >10% (130% payout)	20%
	Sign Significant Strategic Agreement	15%	Signed agreements with customers in Bus, Rail and Stationary markets totalling $87.8M order intake (150% payout)[2]	22%
	Total	100%	Total	78%
[1]	Performance was assessed at 125% based on linear interpolation between the 100% and 150% targets.
[2]	The Board determined that the signing of these contracts with different customers in multiple market verticals constituted over-achievement of this goal.

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer and demonstration of Ballard’s cultural values. Individual goals are set for individual executive officers by the CEO and reviewed by the PCC, and are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. An individual performance multiplier greater than 100% (up to 150%) may be awarded for superior performance against these goals, with an individual performance multiplier of less than 100% being awarded for performance that does not achieve the goals.

In 2024, Named Executive Officers had individual multipliers ranging from 73% to 125%.

A summary of the Named Executive Officers’ annual bonus payments for 2024 is as follows:

Name	Target Bonus (% of Salary)	Corporate Multiplier	Individual Multiplier	Performance Bonus	Bonus Paid as % of Salary	Bonus Paid as % of Target
Randy MacEwen	100%	78%	73%	$497,250	77%	77%
Paul Dobson	70%	78%	100%	US$173,739[1]	41%	59%
Kate Igbalode[2]	70%	78%	125%	US$128,824	56%	113%
Mark Biznek	70%	78%	100%	$243,986	59%	85%
Mircea Gradu	70%	78%	115%	$256,964	62%	89%
David Mucciacciaro	70%	78%	78%	US$168,714	55%	78%
[1]	Prorated through September 12, 2024, when Mr. Dobson departed.
[2]	Ms. Igbalode's bonus was based on her VP, Corporate Finance & Strategy role, prorated through September 30; and based on CFO role thereafter. Bonus paid as a percentage of salary and target was based on her salary in her prior role.

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Consolidated Share Distribution Plan (“SDP”). For 2024, our equity-based long-term incentives were granted in the form of PSUs and RSUs. These plans are designed to align executive officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the awards is only received over time.

Previous and New LTIP

Prior to 2023, our executive LTIP included PSUs and options, weighted 75% and 25%, respectively. The PSUs were subject to annual revenue and gross margin ($) targets with the overall multiplier at the end of the three years being comprised of three annual multipliers. See “2022 PSU Awards” on page 46 for further information on our previous plan and the vesting of the 2022 PSUs under it.
Since 2023, our LTIP uses PSUs and RSUs, weighted 75% and 25%, respectively. PSUs cliff vest at three years and use a three-year cumulative revenue metric and rTSR metric to assess performance (see below for further information). The following information relates to our new LTIP.

Performance Share Units

Performance Share Units (PSUs) typically comprise 75% of the long-term incentive compensation provided to an executive. The number of PSUs granted to each executive officer is usually determined in the first quarter of each financial year, as a percentage of base salary. The PSUs cliff vest at the end of the three-year period and are subject to two metrics within the scorecard. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

Our PSUs awarded in 2024 are subject to two metrics. The two metrics are highlighted below along with the targets and the performance periods. Redemption of vested PSUs may be satisfied either with Shares bought under the Market Purchase PSU Plan or by treasury Shares reserved under the SDP.

Our revenue metric (50% weighting) is a 3-year cumulative measure which we view as highly sensitive information. We plan to disclose our performance relative to this metric following the 3-year period.

The rTSR metric (50% weighting) is compared relative to a performance group of peers we have identified as close performance comparators. We note the performance group differs from our compensation comparator group as a number of the peers within the compensation group are relevant to Ballard from a talent perspective but do not experience the same market impacts on a performance basis. We note some peers are unique to the performance group (i.e., are not in the compensation group) as they are most relevant to Ballard on a performance basis. See the group below:

2024 PSU Performance Peer Group
Bloom Energy Corporation	Ceres Power	FuelCell Energy, Inc.
Designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation in the US and internationally.	Engages in the development and commercialization of fuel cell technology in North America, Asia, and Europe.	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.
ITM Power plc	McPhy Energy SA	Nel ASA
Designs and manufactures proton exchange membrane electrolysers through Europe and the US.	Provides hydrogen production and distribution equipment for hydrogen energy, hydrogen mobility, and industrial hydrogen markets.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
Nikola Corporation	PowerCell Sweden AB	Plug Power Inc.
Operates as a technology innovator and integrator that develops energy and transportation solutions.	Engages in the development and production of fuel cells stacks and fuel cell systems for automotive, marine, and stationary, and application in Sweden and internationally.	Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.

Given the significant volatility experienced throughout our sector, we use a multi-performance period approach for the rTSR metric as follows:

2024 PSU Grants
Performance Period	Weight
Period 1 (Grant to end of FY2024)	20%
Period 2 (FY2025)	20%
Period 3 (FY2026)	20%
Period 1 to 3 (Grant date to end of FY ended December 2026)	40%

Performance relative to these peers uses a percentile rank approach, with targets set as follows:

rTSR (cumulative performance over 3-years, all $ in USD)
Maximum	75th percentile or greater	200%
Target	50th percentile or greater	100%
Threshold	25th percentile or greater	50%
Below Threshold	Below 25th percentile	0%

Both the 3-year cumulatitve revenue and rTSR metrics use linear interpolation for achievement between a specified performance level.

Restricted Share Units

As noted above, 25% of the LTIP is granted in RSUs. RSUs vest one third each year following the grant date. One-time new hire RSU grants cliff vest after 3 years. See below for the target value awarded to each of our NEOs in 2024.

Target Value of LTIP Grants

The target value of long-term incentives granted to Named Executive Officers in 2024, and the composition of long-term incentives is set out in the table below.

Total LTI Mix (%)
Name	Target LTI (% Salary)	PSUs	RSUs
Randy MacEwen	300%	75%	25%
Paul Dobson	100%	75%	25%
Kate Igbalode[1]	50%	75%	25%
Mark Biznek	70%	75%	25%
Mircea Gradu	70%	75%	25%
David Mucciacciaro	70%	75%	25%

[1]	Reflects target LTI for Ms. Igbalode in her role VP, Corporate Finance & Strategy in 2024. She also received US$30,000 worth of RSUs upon her appointment as CFO in September. For 2025, her target LTI will be 70%.

This element of compensation supports Ballard’s overall compensation objectives by linking our shareholders’ interests with those of our executive officers, by providing our executive officers with compensation that is driven by the experience of our shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our executive officers to comply with minimum share ownership guidelines that further align them with the shareholders’ experience.

For 2024, the awards to our Named Executive Officers were as follows:

Name	Total LTI Granted (CDN$)	PSUs (#)	RSUs (#)
Randy MacEwen	$1,950,000	325,724	108,574
Paul Dobson	$603,532	95,039	31,680
Kate Igbalode	$201,050	24,862	25,729
Mark Biznek	$288,400	48,174	16,058
Mircea Gradu	$288,400	48,174	16,058
David Mucciacciaro	$311,234	49,010	16,337
Total	$3,642,616	590,983	214,436

2022 PSU Awards

PSUs awarded prior to 2023 were subject to different plan guidelines. Those PSUs cliff vested after 3 years but used annual metrics for each year resulting in a calculated multiplier being weighted for each period.

The 2024 performance metric for the 2022 PSU Awards was a scaled target for annual revenue dollars linked to the 2024 annual operating plan, as follows:

2024 PSU Scorecard for In-Flight Awards
Achievement	0%	50%	100%	150%	200%
Revenue	$77M	$82M	$110M	$121M	$132M

Acheivement against the 2024 PSU Scorecard, based on actual revenue of $70M, was 0%.

See below for the following annual scores and the resulting multiplier for the remaining in-flight 2022 PSUs under our old PSU plan.

Annual PSU Scorecard Performance
	2022	2023	2024
2022 Grant	0%	97%	0%

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits typically include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their Registered Retirement Savings Plan (RRSP), 401(k) or similar retirement plan. All executives resident in Canada receive an RRSP contribution up to 50% of the maximum amount allowable under the Income Tax Act (Canada). Annual contributions are pro-rated for any partial year of employment.

In 2024: Mr. MacEwen received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as he made an equivalent personal matching contribution; Mr. Dobson, Ms. Igbalode, and Mr. Mucciacciaro received 401(k) contributions from the Corporation equal to 36%, 56%, and 50%, respectively, of the annual maximum of the Internal Revenue Service, as they each made an equivalent personal matching contribution; and Mr. Biznek and Mr. Gradu each received CDN$12,000 annual cash in lieu of RRSP from the Corporation.

None of the Named Executive Officers participated in any sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor did they receive contributions to any such plan on their behalf from the Corporation.

CEO COMPENSATION

2024 CEO Compensation

Mr. MacEwen’s base salary from 2020 through 2023 was CDN$600,000. His base salary was adjusted to CDN$650,000 in March 2024 in alignment with the annual compensation review process. His target bonus was 100% of his annual base salary. His actual bonus for 2024 was determined by the PCC and the Board based on corporate financial and operational performance reflected in the Corporate Performance Scorecard rating (70% weighting), plus performance relative to his individual scorecard goals for 2024 (30% weighting), as approved by the PCC and the Board.

Performance	Outcome
Corporate (70%)	Specific corporate quantitative and qualitative results are described in detail under section “Corporate Scorecard Multiplier.”
In 2024, the Corporate Scorecard Multiplier of 78% was achieved.
Individual (30%)	Mr. MacEwen’s individual objectives for 2024 were:
1. Strategy Execution (40%)
This objective focused on outcomes which evidence the successful advancement against the strategic plan, including progress on commercial orders and platform wins; achieving product development program plans; progress against the global manufacturing strategy; and effective strategic planning process.
2. Operational Execution (40%)
This objective focused on outcomes which evidence the successful advancement against the 2024 annual operating plan and corporate performance targets.
3. Talent (15%)
Develop and strengthen the Corporation’s talent and engagement against the strategic plan, including talent development and succession planning goals and improvement on employee engagement scores.
4. ESG (5%)
Advance the Corporation’s ESG plan in 2024.
In 2024, Mr. MacEwen’s individual performance based on each of the above criteria resulting in achieving an individual multiplier of 73%.
Overall Outcome	Mr. MacEwen’s annual bonus award was CDN$497,250 representing 77% of his target bonus, based on a corporate multiplier of 78% (weighted 70%) and an individual performance multiplier of 73% (weighted 30%).
LTI	Type	Value	Features
Annual Award ($)	RSU	$487,500	Time-based vesting at each annual anniversary from issue over a 3-year period
	PSU	$1,462,500	3-year cliff-vesting with performance criteria

80% of the CEO’s target compensation is ‘at-risk’ (via the annual bonus plan and long-term incentive awards): 65% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs); and 60% of his target compensation is linked to the performance of Shares (via PSUs and RSUs).

Alignment of Corporate Performance & CEO Compensation Over Time

Our compensation programs are structured to provide a significant amount of compensation in the form of equity instruments which aligns the executive experience with that of our shareholders. The chart below outlines the alignment of corporate performance with the CEO’s compensation over time and highlights:

•	The value of realized (actual compensation paid or exercised) compensation (i.e., base salary, STIP awards, and equity awards that have vested and paid out and exercised option gains)
•	Realizable compensation (i.e., in-the-money value of vested or unvested equity awards (i.e., PSUs, RSUs, options) that have not yet paid out or been exercised

The chart below outlines Randy MacEwen’s disclosed target total direct compensation relative to his realized or realizable compensation for each applicable year and the Corporation’s total shareholder return between 2020 – 2024.

Pay-for-Performance Analysis – TSR

Below we outline Ballard’s positioning on a CEO pay and performance basis relative to the compensation peer group:

1-year TSR	3-year TSR	5-year TSR	1-year Target TDC
P50	P57	P29	P57

CEO Target TDC Rank by rTSR

See below for Ballard’s 1-year CEO target TDC relative to 5-year TSR performance where performance and pay are aligned and slightly above median. In early 2024, the PCC adjusted the executive pay peer group to remove ATS and add thyssenkrupp. This change lowered the median level of target CEO pay among the peer group. Relative to the new peer group, the CEO’s target TDC is modestly above median which aligns to his capabilities and experience in the industry as compared to many of his peers. The PCC did not undertake a detailed benchmarking of peers in late 2024 given our significant focus on restructuring.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2020, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange. The trend shown by the below graph does not reflect the trend in Ballard’s compensation to its NEOs.

As of December 31	2020	2021	2022	2023	2024
Ballard ('BLDP' on NASDAQ)	$100.00	$53.63	$20.45	$15.80	$7.08
NASDAQ Composite Index	$100.00	$121.00	$81.00	$116.00	$150.00

EXECUTIVE COMPENSATION TABLES

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2022, December 31, 2023, and December 31, 2024, to our Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Long-Tern Incentives		All Other Compensation(10) (CDN$)	Total Compensation (CDN$)
				Share-Based Awards(8) (CDN$)	Option-Based Awards(9) (CDN$)
Randy MacEwen(1)	2024	639,589	497,250	1,950,000	0	55,409	3,142,248
President and Chief Executive Officer	2023	600,000	561,600	1,800,000	0	47,374	3,008,974
	2022	600,000	375,000	1,350,000	450,000	41,004	2,816,004
Paul Dobson(2,7)	2024	411,327	249,993	603,532	0	929,123	2,193,975
Senior Vice President and Chief Financial Officer	2023	553,977	386,148	553,976	0	43,379	1,537,480
	2022	490,385	234,500	375,000	125,000	20,000	1,244,885
Kate Igbalode(3,7)	2024	360,793	185,365	201,050	0	66,307	813,515
Senior Vice President and Chief Financial Officer	2023	315,767	166,615	331,749	0	26,999	841,130
	2022	285,484	117,545	107,648	35,849	26,074	572,600
Mark Biznek(4,7)	2024	409,501	243,986	288,400	0	695,832	1,637,719
Senior Vice President and Chief Operating Officer	2023	420,324	273,000	280,000	0	139,125	1,112,449
	2022	-	-	-	-	-	-
Mircea Gradu(5)	2024	409,501	256,964	288,400	0	70,121	1,024,986
Senior Vice President and Chief Engineering Officer	2023	400,000	272,160	280,000	0	92,878	1,045,038
	2022	146,154	95,000	280,000	0	26,619	547,773
David Mucciacciaro(6,7)	2024	441,924	242,763	311,234	0	96,490	1,092,411
Senior Vice President and Chief Commercial Officer	2023	431,670	252,915	302,169	0	33,545	1,020,299
	2022	273,945	179,863	302,169	0	50,284	806,261
(1)	Mr. MacEwen is also a director but receives no compensation for his service as a director.
(2)	As a consequence of restructuring, Mr. Dobson departed the Corporation on September 12, 2024.
(3)	Ms. Igbalode was appointed Senior Vice President and Chief Financial Officer on September 12, 2024. She previously served as Vice President, Corporate Finance & Strategy.
(4)	Mr. Biznek was appointed Senior Vice President and Chief Operating Officer on January 3, 2023. Mr. Biznek was employed as an independent consultant until July 10, 2023, and transitioned to an executive employment agreement thereafter. As a consequence of restructuring, Mr. Biznek departed the Corporation on December 31, 2024.
(5)	Mr. Gradu was appointed Senior Vice President and Chief Engineering Officer on August 29, 2022.
(6)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022.
(7)	The compensation of each of the Named Executive Officers was paid in Canadian dollars, except as set out below. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2024.

Compensation Paid in Foreign Currency
Named Executive Officer	Year	Currency	Salary	Bonus	Long-Tern Incentives		All Other Compensation	Total Compensation
					Share-Based Awards	Option-Based Awards
Paul Dobson(A)	2024	USD	285,862	173,739	419,440	-	645,718	1,524,759
	2023	USD	385,000	268,363	385,000	-	30,148	1,068,511
	2022	USD	-	-	-	-	-	-
Kate Igbalode	2024	USD	250,742	128,824	139,725	-	46,082	565,373
	2023	USD	219,450	115,793	230,558	-	18,764	584,565
	2022	USD	198,404	81,691	74,813	24,914	18,121	397,943
Mark Biznek(B)	2024	USD	-	-	-	-	-	-
	2023	USD	153,120	-	-	-	26,640	179,760
	2022	USD	-	-	-	-	-	-
David Mucciacciaro	2024	USD	307,126	168,714	216,300	-	67,058	759,198
	2023	USD	300,000	175,770	210,000	-	23,313	709,083
	2022	USD	190,385	125,000	210,000	-	34,946	560,331
(A)	Prior to 2023, Mr. Dobson was paid in Canadian dollars.
(B)	Mr. Biznek’s salary and all other compensation were paid in United States dollars while employed as an independent consultant from January 3, 2023 to July 10, 2023. Mr. Biznek was paid in Canadian dollars after July 10, 2023.
(8)	Represents the total fair market value of PSUs and RSUs issued to each Named Executive Officer during the 2024, 2023, and 2022 fiscal years. The amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) and recorded as compensation expense in the statement of operations over vesting periods of one to three years.
(9)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 68% and risk-free interest rate of 2% for 2022. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long-term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of RSUs in 2024 and 2023, and 25% being awarded in the form of stock options in 2022. The number of stock options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance).

(10)	The value of the items included in this amount was based on the aggregate incremental cash cost to Ballard. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer in the most recently completed financial year, includes:
Named Executive Officer	Retirement Benefits (CDN$)	Insurance Premiums (CDN$)	Other(A) (CDN$)	Total (CDN$)
Randy MacEwen	15,780	2,882	36,747	55,409
Paul Dobson	12,029	1,204	915,890	929,123
Kate Igbalode	18,557	1,606	46,144	66,307
Mark Biznek	12,000	1,296	682,536	695,832
Mircea Gradu	12,000	1,174	56,947	70,121
David Mucciacciaro	16,547	1,606	78,337	96,490
(A)	Includes automobile allowances, relocation and travel allowances, financial planning services, medical and health benefits, signing bonus, and housing allowances. Mr. Dobson's and Mr. Biznek's amounts include termination benefits. See "Termination and Change of Control Benefits" starting on page 54 for further details.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2024.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2024)

	Option-Based Awards				Share-Based Awards
Named Executive Officer	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) (CDN$)	Option Expiration Date	Value of Unexercised In- The-Money Options(2) (CDN$)	Number of PSUs/RSUs That Have Not Vested (#)	Market or Payout Value of PSUs/RSUs That Have Not Vested(3) (CDN$)
Randy MacEwen	26,556(4)	14.22	Mar. 6, 2027	0	741,353	1,771,834
	20,308(4)	32.66	Mar. 12, 2028	0
	67,365(5)	12.92	Mar. 15, 2029	0
Paul Dobson	0	n/a	n/a	0	0	0
Kate Igbalode	2,972(4)	22.59	Sep. 10, 2028	0	102,049	243,751
	4,768(6)	14.55	Mar. 15, 2029	0
Mark Biznek	0	n/a	n/a	0	0	0
Mircea Gradu	0	n/a	n/a	0	128,720	307,642
David Mucciacciaro	0	n/a	n/a	0	132,544	316,590
(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada rate of exchange on December 31, 2024.
(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2024, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.
(3)	This amount is calculated by multiplying the number of PSUs or RSUs that have not vested by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2024.

Such amounts may not represent the actual value of the PSUs or RSUs which ultimately vest, as the value of the Shares underlying them may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would not be feasible for Ballard to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, Ballard has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Vested options.
(5)	Comprising 44,910 vested and 22,455 unvested options.
(6)	Comprising 3,178 vested and 1,590 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2024, by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2024)

Named Executive Officer	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Randy MacEwen	0	156,860	497,250
Paul Dobson	0	158,394	249,993
Kate Igbalode	0	21,210	185,365
Mark Biznek	0	0	243,986
Mircea Gradu	0	12,742	256,964
David Mucciacciaro	0	13,916	242,763
(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date. Where the difference is a negative number the value is deemed to be 0.
(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 38,043.

For a detailed description of the principal terms of our equity-based compensation plans, see “Equity-Based Compensation Plans” at page 56. As at December 31, 2024, there were 1,104,666 PSUs and RSUs awarded to Named

Executive Officers that were still unvested. The performance criteria for each of these PSUs will be determined by the Board at the appropriate time.

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from Ballard.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include typical terms and conditions, including intellectual property, confidentiality, and non- competition and non-solicitation provisions in favour of Ballard. Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause or upon the death of the executive. In every other circumstance, the following applies:

For Mr. MacEwen, other than upon a change of control, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period.

For Mr. Dobson, who departed the Corporation on September 12, 2024, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 18 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period.

For Ms. Igbalode, we are required to provide notice of up to 12 months plus an additional 3 months for each five years of employment completed after July 12, 2021 to a maximum of 18 months.

For Mr. Biznek, who departed the Corporation on December 31, 2024, we are required to provide notice of up to 12 months plus an additional 3 months for each five years of employment completed after December 31, 2023 to a maximum of 18 months.

For Mr. Gradu and Mr. Mucciacciaro, we are required to provide notice of up to 12 months plus an additional 3 months after five years of employment completed with us.

The employment contracts for Mr. MacEwen, Mr. Dobson, and Ms. Igbalode contain change of control provisions that include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to payment in lieu of a 24-month notice period. For these purposes, a “change of control” under the employment agreements is defined as occurring when:

(a)

a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)

the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)

there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)

Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

In addition, all Named Executive Officers have agreed to the claw-back provision discussed previously.

Treatment of Equity-Based Compensation Upon Employment Termination or Change of Control

	Resignation	Involuntary Termination	Retirement	Change of Control	Termination for Cause
Stock Options(1)	Vesting stops on the last day of work. Exercise of vested stock options within 30 days or otherwise forfeited.	Vesting stops on the last day of work. Exercise of vested stock options within 30 days or otherwise forfeited.	Stock options continue to vest.	All stock options vest.	Vesting stops on termination date. Vested options forfeited on termination date.
Share Units	RSUs and PSUs expire on the last day of work.	RSUs and PSUs expire on the last day of work.	RSUs and PSUs continue to vest.	Double-trigger vesting if successor entity honors/fairly replaces RSUs and PSUs. If not, they may vest. (See below)	RSUs and PSUs expire on termination date.
Deferred Share Units	Redeemed to shares by no later than December 31 of the first calendar year commencing after employment is terminated; except in the case of US holders, whose DSUs will be redeemed for shares approximately 6 months after termination of employment.
(1)	If a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period).

The Option Plan provides for the vesting of options upon an accelerated vesting event, which is defined as:

(a)

a person making a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(b)

any person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(c)

there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)

Ballard joins in any business combination that results in Ballard’s shareholders owning less than 50% of the voting shares of the combined entity; or

(e)

any other transaction is approved, a consequence of which is to privatize Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP, on the occurrence of accelerated vesting event (as defined in the SDP to include a change of control of the Corporation), if the Board determines that RSUs and PSUs are honored or fairly replaced by the successor entity, they will continue to vest after such the change of control (provided that PSUs will only have time based vesting conditions) and accelerated vesting and payout will only occur on termination without cause or resignation for good reason following the change of control (i.e., “double-trigger”), rather than “automatic” vesting and payout at change of control.

In the event of a change of control in which the Board does not consider the RSUs and PSUs to be honored or fairly replaced, the Board retains absolute discretion to fully vest such share units. The Board may determine to vest only a proportion of such PSUs based on the actual performance of the Corporation to the date of the accelerated vesting event. The Board may also determine to vest only a proportion of such RSUs based on the pro rata satisfaction of the vesting conditions to the date of the accelerated vesting event.

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2024: (1) their employment was terminated without just cause; (2) a change of control occurred; or, (3) a change of control occurred and their employment was terminated without just cause or they resigned for good reason.

The values for RSUs and PSUs are calculated by multiplying the number of vested RSUs and PSUs by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2024. Values calculated for options is the difference between the market price on December 31, 2024, and the exercise price for those options where the market price on that date is greater than the exercise price. Where the exercise price of options is greater than the market price on that date, the value of such options is zero. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2024.

Named Executive Officer	Triggering Event (as of December 31, 2024)
	Termination of Employment(1) (CDN$)	Change of Control(2) (CDN$)	Termination of Employment following Change of Control (CDN$)(3)
Randy MacEwen
Severance	$2,383,333	0	$2,600,000
Other benefits	$101,583	0	$135,818
Accelerated vesting	0	0	0
Total	$2,484,917	0	$2,735,818
Paul Dobson(4)
Severance	$1,100,931
Other benefits	0
Accelerated vesting	0
Total	$1,100,931
Kate Igbalode
Severance	$555,775	0	$1,511,708
Other benefits	$82,884	0	$157,614
Accelerated vesting	0	0	0
Total	$638,659	0	$1,669,322
Mark Biznek(5)
Severance	$243,986
Other benefits	$56,400
Accelerated vesting	0
Total	$300,386
Mircea Gradu
Severance	$700,400	0	$700,400
Other benefits	$70,121	0	$70,121
Accelerated vesting	0	0	0
Total	$770,521	0	$770,521
David Mucciacciaro
Severance	$755,854	0	$755,854
Other benefits	$96,490	0	$96,490
Accelerated vesting	0	0	0
Total	$852,344	0	$852,344
(1)	Based on accrued service to December 31, 2024.
(2)	It is assumed that the Board considers the RSUs and PSUs to be honored or fairly replaced and therefore there is no accelerated vesting of LTI.
(3)	Assumes accelerated vesting of RSUs and PSUs occurred on termination without cause or resignation for good reason.
(4)	Mr. Dobson's employment was terminated effective September 12, 2024.
(5)	Mr. Biznek's employment was terminated effective December 31, 2024.

SECTION 6: EQUITY-BASED COMPENSATION PLANS

Ballard adopted two Equity-based Compensation Plans approved by our shareholders at the 2009 Annual Meeting and most recently re-approved at the 2024 Annual Meeting:

(a)	a consolidated share option plan (the “Option Plan”); and
(b)	a consolidated share distribution plan (the “SDP”).

Copies of the Option Plan and SDP are posted on the Governance section of Ballard’s website (www.ballard.com/ investor-hub). For a detailed description of our equity-based compensation plans prior to the proposed amendments, see Appendix “B” and “C” of this Circular.

The following table sets out, as of December 31, 2024, the number of securities we are authorized to issue under our Equity-based Compensation Plans and the relevant exercise prices at which such securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (CDN$)
Equity-based compensation plans approved by security holders	9,344,784(1)	5.13
Equity-based compensation plans not approved by security holders	Nil	N/A
Total	9,344,784(1)	5.13
(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the “DSU Plans”) will be satisfied with Shares reserved under the SDP or any successor plan. There are no outstanding warrants or rights.

The Option Plan and SDP provide that the maximum number of Ballard’s Shares available for issuance under them, in aggregate, cannot exceed 6% of the issued and outstanding Shares at the time of grant (the previous 5% standalone limit under the SDP no longer applies).

The following table summarizes the aggregate plan maximum, the outstanding securities awarded under the Option Plan and SDP, and the remaining securities available for grant for the fiscal years ended on December 31, 2024, December 31, 2023, and December 31, 2022. The percentages are calculated based on the number of issued and outstanding Shares at the end of each fiscal year.

	December 31, 2024		December 31, 2023		December 31, 2022
	#	%	#	%	#	%
Plan Maximum	17,966,287	6.00%	25,409,535	8.50%	25,363,507	8.50%
Securities Awarded under the Option Plan	3,763,020	1.26%	4,390,222	1.47%	4,807,620	1.61%
Securities Awarded under the SDP	5,581,764	1.86%	3,878,816	1.30%	1,711,760	0.57%
Remaining Securities Available for Grant	8,621,503	2.88%	17,140,497	5.73%	18,844,127	6.32%

Awards Subject to Multiplier

PSUs issued under the SDP are subject to achievement of certain performance criteria (the “PSU Scorecard”). The amount of PSUs earned is based on performance against the PSU Scorecard. Below a threshold PSU Scorecard performance, no PSUs are earned. For PSUs granted prior to 2023, up to 150% of PSUs can be earned for PSU Scorecard performance in excess of 100%. For PSUs granted from 2023, up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%. For more information on the PSU Scorecard, see “Elements of Executive Compensation” at page 41.

Options, RSUs and DSUs issued under the Option Plan and SDP are not subject to a performance multiplier.

Annual Burn Rate

The annual burn rate, representing the number of securities granted under the Option Plan and SDP, respectively, relative to the weighted average number of securities outstanding for the fiscal years ended on December 31, 2024, December 31, 2023, and December 31, 2022, are as follows:

Year	Annual Burn Rate Option Plan	SDP
2024	0.00%	1.14%
2023	0.00%	1.03%
2022	0.42%	0.22%

SECTION 7: ADDITIONAL ITEMS

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 7, 2025, our current or former directors, officers and employees have no outstanding indebtedness to Ballard, its subsidiaries or to any other entity and which is guaranteed by Ballard or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was US$699,750 for 2024, and US$882,500 for 2023. The premium decrease was primarily due to rate reductions in the directors and officers insurance market. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$40 million. In addition to the payment of the premiums, we are required to pay the policy deductible of up to US$2,500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liabilities and losses reasonably incurred or suffered arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Circular:

•	Annual Information Form dated March 12, 2025;
•	Audited Annual Financial Statements for the year ended December 31, 2024, together with the auditors’ report thereon; and
•	Management's Discussion and Analysis for the year ended December 31, 2024.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedarplus.ca or www.sec.gov/edgar, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any shareholder who intends to present a proposal at our annual shareholders’ meeting held in 2026 must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

•	must be received by us no later than March 4, 2026; and
•	must comply with the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the annual shareholders’ meeting held in 2026 if the proposal is received after the March 4, 2026 deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Circular to the shareholders of Ballard.

BY ORDER OF THE BOARD

“Kerry Hillier” Kerry Hillier
Corporate Secretary
Dated: April 7, 2025

APPENDIX “A”: DEFINED TERMS

In this management information circular (the “Circular”):

“Ballard”, “Corporation”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“beneficial shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“CDN$” refers to Canadian currency.

“dollars” or “$” refer to Canadian currency unless specifically stated otherwise.

“DSU” means deferred share unit.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

“LTIP” means long-term incentive plan.

“Meeting” means the 2025 annual meeting of our registered shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the NASDAQ Global Market.

“Option Plan” means Ballard’s consolidated share option plan, the principal terms of which are set out in Appendix “C”.

“PCC” means the People & Compensation Committee of the Board.

“PSU” means performance share units subject to time and performance vesting criteria, unless otherwise noted.

“Record Date” means 5:00 p.m. Pacific Daylight Time on April 7, 2025.

“registered shareholders” means registered holders of our Shares on the Record Date.

“RSU” means restricted share units subject to time vesting criteria only.

“rTSR” means relative Total Shareholder Return.

“shareholders” means registered shareholders and beneficial shareholders.

“SDP” means Ballard’s consolidated share distribution plan, the principal terms of which are set out in Appendix “D”.

“SEC” means the U.S. Securities and Exchange Commission.

“SGC” means the Sustainability & Governance Committee of the Board.

“Shares” means common shares without par value in the capital of Ballard.

“STIP” means short-term incentive plan.

“TSX” means the Toronto Stock Exchange.

“US$” refers to United States currency.

APPENDIX “B”: BOARD MANDATE

The board of directors (the “Board”) is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation’s board of directors (the “Board”). The “CEO” means the President & Chief Executive Officer of the Corporation. “PCC” means the People & Compensation Committee and the “SGC” means the Sustainability & Governance Committee.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than three directors.
B.	The Board will have a majority of independent directors. A director is considered “independent” if they do not have a material or pecuniary relationship with the Corporation or related entities (other than compensation received for their service as director) and otherwise meet the requirements for independence established by securities regulations and exchange requirements applicable to the Corporation from time to time.
C.	The Board will appoint its own Chair.

MEETINGS

A.	Meetings of the Board will be held as required, but at least four times a year. Any director may request a meeting of the Board be called by notifying the Board Chair.
B.	Notice of the time and place of each meeting will be given to each director either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all directors have waived or are deemed to have waived notice of the meeting. A director participating in a meeting will be deemed to have waived notice of the meeting.
C.	The CEO will have direct access to the Board and may request a meeting of the Board be called by notifying the Board Chair. The CEO will receive notice of every Board meeting and will normally be requested to attend, other than in cases where the Board wishes to meet in-camera. Other executives or employees of the Corporation will attend meetings of the Board at the request of the Chair.
D.	Meetings will be chaired by the Board Chair; or if the Chair is absent, by the CEO, if a director; or if the Chair and the CEO are absent, by a member chosen by the Board from among themselves.
E.	A director may participate in meetings of the Board or any committee of the Board in person, by telephone, or with the consent of the other directors at the meeting, by another communications medium, and a director participating in such a meeting by any such means is deemed to be present at that meeting.
F.	A majority of directors constitute a quorum necessary for the transaction of business at Board meetings. A quorum once established is maintained even if directors leave the meeting prior to conclusion.
G.	The Corporate Secretary or his or her nominee will act as Secretary to the Board.

H.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.
I.	As part of every regularly-scheduled meeting, the Board will hold in-camera sessions with: (1) the CEO; (2) of the Board, without management or management directors present; and (3) of the independent directors of the Board, without non-independent directors present. The Board may also hold other in- camera sessions with such members of management present as the Board deems appropriate.

DUTIES AND RESPONSIBILITIES

A.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the PCC, the Board is also responsible for appointing all other officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

B.	Corporate Strategy

The Board will, in consultation with management, establish and approve the Corporation’s strategic direction and objectives. In this regard, the Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors the progress made against these goals.

In addition, the Board approves key transactions that have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board.

C.	Fiscal Management and Reporting

The Board, through the Audit Committee, monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with applicable accounting principles. Through the Audit Committee, the Board also monitors the quality and integrity of the Corporations’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations, and reviews and approves the Corporation’s Annual Information Form and management information circular each year.

D.	Cybersecurity

The Board, through the Audit Committee, has oversight responsibility with respect to the Company’s information technology use and data security, including, but not limited to, enterprise cybersecurity, privacy, data collection and protection and compliance with information security and data protection laws.

E.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates, including the Corporation’s environmental, social and governance (“ESG”) initiatives, and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F.	Statutory Requirements

The Board is responsible for approving all matters that require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

G.	Formal Board Evaluation

The Board, through a process led by the SGC, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Board Chair. The results of the evaluation and recommended improvements are discussed with the full Board. The Board also sets annual goals or focus priorities and tracks performance against them. In addition, each individual director’s performance is evaluated and reviewed regularly.

H.	Risk Management

The Board will ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business and strategy, including climate change and other environmental, social and governance risks. The Board will satisfy itself as to the effective oversight of risk management of individual risks.

I.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback.

APPENDIX “C”: DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The aggregate number of Shares that may be reserved for issuance under the Option Plan, when aggregated with the number of Shares reserved for issuance under the Corporation’s Consolidated Share Distribution Plan, cannot not exceed 6% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the Option Plan, the number of Shares (i) issued to insiders in any year under the Option Plan, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the Option Plan, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$150,000 on the date of grant, of which no more than $100,000 may be comprised of options, excluding any securities issued in respect of the non- executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX (in respect of options issued to persons resident in any country other than the U.S.), or NASDAQ (in respect of options issued to persons resident in the U.S.), on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares; (b) any person or persons acting in concert acquire more than 50% of Ballard’s Shares; (c) there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; (d) Ballard joins in any business combination that results in anyone other than Ballard’s shareholders owning more than 50% of the voting shares of the combined entity; or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)

the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)

if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

(i)

because of his or her death, for one year after the optionee dies;

(ii)

as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iii)

other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

If the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iii) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

If an optionee becomes “totally disabled” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes “retired” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

Options granted under the Option Plan are subject to recovery under applicable law or the Corporation’s Clawback Policy.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments:

(a)

amendments to the definitions and other amendments of a clerical nature;

(b)

amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the vesting period, acceleration of vesting, term, extension of term, termination or expiry, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

(i)

a change in the number or percentage of Shares reserved for issuance under the plan;

(ii)

a reduction in the exercise price of an option;

(iii)

an extension of the expiry date of an outstanding option;

(iv)

an increase to the maximum number of Shares that may be:

(A)

issued to insiders within a one-year period; or

(B)

issuable to insiders at any time, under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$150,000, of which no more than $100,000 may be comprised of options;

(vi)

a change permitting Options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii)

a change to the amendment provisions of the Option Plan;

(c)

the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)

any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re- gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non- employee director participation;

(e)

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)

amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX “D”: DESCRIPTION OF SHARE DISTRIBUTION PLAN

The SDP is a single plan divided into the following four principal sections:

1.	A deferred share unit section for senior executives (the “DSU Plan for Executive Officers”). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in cash.
2.	A deferred share unit section for directors (the “DSU Plan for Directors”). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (as determined by the Board) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to persons resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued to persons resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal installments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A restricted share unit section (the “RSU Plan”). All employees are eligible to participate in the RSU Plan. Non-employee directors who have met their minimum shareholding requirements may elect to receive RSUs instead of DSUs, for the portion of their remuneration that would otherwise be paid in DSUs.
4.	A performance share unit section (the “PSU Plan”). All employees (but not non-executive directors) are eligible to participate in the PSU Plan.

The vesting of RSUs and PSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of performance criteria for PSUs set by the Board, and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU and PSU is convertible into one Share, which will be issued under the SDP. Under the SDP, the Board can elect to satisfy the conversion of RSUs and PSUs through Ballard Shares purchased on the open market.

If any performance criteria or other conditions specified in an award of PSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the PSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those PSUs.

All RSUs and PSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of PSUs will, unless otherwise specified in the award, be deemed satisfied and the PSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of PSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

A “double trigger” is included in the event of an accelerated vesting event (as defined in the SDP to include a change of control of the Corporation). If the Board determines that PSUs and RSUs are honored or fairly replaced by the successor entity, then they will continue to vest after the accelerated vesting event (provided that PSUs will only have time-based vesting conditions). If the Board does not consider the PSUs and RSUs to be honored or fairly replaced, the Board retains absolute discretion to fully vest such share units. The Board may determine to vest only a proportion of such RSUs and PSUs based on the actual performance of the Corporation to the date of the the accelerated vesting event. The Board may also determine to vest only a proportion of such RSUs and PSUs based on the pro rata satisfaction of the vesting conditions to the date of the the accelerated vesting event.

RSUs and PSUs cannot be assigned other than by will or the laws of descent and distribution.

The aggregate number of Shares that may be reserved for issuance under the SDP, when aggregated with the number of Shares reserved for issuance under the Option Plan, cannot exceed 6% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the SDP, the number of Shares (i) issued to insiders in any year under the SDP, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the SDP, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$150,000 on the date of grant, of which no more than $100,000 may be comprised of options, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

Share units (RSUs, PSUs, and DSUs) granted under the SDP are subject to recovery under applicable law or the Corporation’s Clawback Policy.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any PSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or PSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or PSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

(i)

a change in the number or percentage of Shares reserved for issuance under the plan;

(ii)

a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

(iii)

a reduction to the fair market value used to calculate the number of DSUs to be awarded;

(iv)

an extension of time for redemption of a DSU or an extension beyond the original restriction period of an RSU or PSU;

(v)

an increase to the maximum number of Shares that may be:

(A)

issued to insiders within a one-year period; or

(B)

issuable to insiders at any time, under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(vi)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$150,000, of which no more than $100,000 may be comprised of options;

(vii)

permitting DSUs or PSUs to be transferable or assignable other than for normal course estate settlement purposes; or

(viii)

a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

(i)

participate as holders of PSUs at the discretion of the Board;

(ii)

re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

(iii)

increase limits previously imposed on non-employee director participation;

(d)	any amendment to add or amend provisions permitting for the granting or settling of cash-settled awards or clawback provisions;
(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, RSU or PSU agreement, or notice to redeem DSUs.

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